 As filed with the Securities and Exchange Commission on October 26, 1999

                                                     SEC File No. 333-87623

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ---------------

                               Pre-Effective

                              Amendment No. 1
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933
                                ---------------
                                 EXPEDIA, INC.
             (Exact name of Registrant as specified in its charter)
                                ---------------
      Washington                      4700                   91-1996083
    (State or other       (Primary Standard Industrial    (I.R.S. Employer
    jurisdiction of       Classification Code Number)  Identification Number)
   incorporation or
     organization)

                               4200 150th Ave. NE
                           Redmond, Washington 98052
                                 (425) 705-5161
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)
                                ---------------
                               Richard N. Barton
                     President and Chief Executive Officer
                                 Expedia, Inc.
                               4200 150th Ave. NE
                           Redmond, Washington 98052
                                 (425) 705-5161
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ---------------
                        Copies of all communications to:

             Richard B. Dodd                      Frank H. Golay, Jr.
             Mark S. Britton                      Sullivan & Cromwell
             Maja D. Chaffe                      1888 Century Park East
        Preston Gates & Ellis LLP            Los Angeles, California 90067
      701 Fifth Avenue, Suite 5000                   (310) 712-6600
     Seattle, Washington 98104-7078
             (206) 623-7580
                                ---------------
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement as the underwriters shall determine.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_] If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: [_]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                      CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
                                                 Amount         Maximum          Maximum       Amount of
          Title of each class of                 to be       offering price     aggregate     registration
        securities to be registered            registered     per share(1)  offering price(1)    fee(1)
----------------------------------------------------------------------------------------------------------
Common Shares par value $0.01.............  5,980,000 shares     $12.00        $71,760,000     $19,950(1)
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

(1) Estimated pursuant to Rule 457(c) under the Securities Act of 1933 solely for purposes of calculating amount of registration fee. $20,850 was previously paid with original filing.

                                ---------------
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


              Subject to Completion. Dated October 26, 1999.

                             5,200,000 Shares

                              [EXPEDIA, INC. LOGO]

                               Common Stock

                                 ------------

   This is an initial public offering of shares of common stock of Expedia, Inc. This prospectus relates to an offering of 4,160,000 shares in the United States. In addition, 1,040,000 shares are being offered outside the United States in an international offering. All of the 5,200,000 shares of common stock are being sold by Expedia.

   Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $10.00 and $12.00. Application has been made for quotation of the common stock on the Nasdaq National Market under the symbol "EXPE."

  See "Risk Factors" beginning on page 8 to read about factors you should consider before buying shares of the common stock.

                                 ------------

   Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                 ------------

                                                                 Per Share Total
                                                                 --------- -----
Initial public offering price...................................   $       $
Underwriting discount...........................................   $       $
Proceeds, before expenses, to Expedia...........................   $       $

   To the extent that the underwriters sell more than 5,200,000 shares of common stock, the underwriters have the option to purchase up to an additional 780,000 shares from Expedia at the initial public offering price less the underwriting discount.

                                 ------------

   The underwriters expect to deliver the shares in New York, New York on , 1999.

                                 ------------

                          Joint Book-Running Managers

Goldman, Sachs & Co.                                  Morgan Stanley Dean Witter

                                 ------------

                         Prospectus dated      , 1999.

INSIDE FRONT COVER

[ARTWORK]

The Expedia Travel Marketplace

Consumers
Leisure Travelers
Small Business Travelers
Corporate Travelers

[Expedia, Inc. Logo]

Suppliers
Airlines
Hotels
Car Rental Companies
Vacation Packagers
Cruise Lines
Destination Services Merchants

[horizontal rule]

Global Reach and Presence
United States
Launched in October 1996
[Expedia.com logo]
[Image of USA flag]
Canada
Launched in April 1997
[Expedia.ca logo]
[Image of Canada flag]
United Kingdom
Launched in November 1998
[Expedia.co.uk logo]
[Image of Union Jack flag]
Germany
Launched in August 1999
[Expedia.de logo]
[Image of German flag]

INSIDE GATEFOLD
[ARTWORK in background is version of Expedia, Inc. logo]

Commerce
Expedia.com offers one-stop travel shopping and reservation services, providing access to schedule, pricing and availability information [screenshot of home page of Expedia.com]

Community
Expedia.com community features enable consumers to make choices on their travel purchases. Our Fare Compare feature allows consumers to review fares that other Expedia.com customers have found on similar flights.

[screenshot of Fare Compare, with heading that says Deals found by other Expedia.com customers]

Customer Service
Expedia.com offers customers 24-hour access to toll-free telephone and email customer service.

[screenshot of Customer Service area on Expedia.com, with a photograph of customer service agent]

Content
Expedia.com consumers use our editorial content to research destinations, read travel tips provided by other Expedia travelers, and gain more insight before leaving on a trip.

[screenshot of places to go page with a photograph and caption titled The Grand Canal]

[Expedia, Inc. Logo]

Expedia.com and Expedia are either registered trademarks or trademarks of Expedia, Inc. in the United States and/or other countries.

                                    SUMMARY

    This summary may not contain all the information that may be important to you. You should read this entire prospectus before making an investment decision.

    In this prospectus, the terms "Expedia," "the Company" and "we" refer to Expedia, Inc. and our subsidiaries and our predecessor, the travel business unit of Microsoft Corporation, except where it is clear that such terms mean only Expedia, Inc.

                                 Expedia, Inc.

    We are a leading provider of branded online travel services for leisure and small business travelers. We operate our own website, located at Expedia.com, with localized versions in the United Kingdom, Germany and Canada. We offer one-stop travel shopping and reservation services, providing reliable, real-time access to schedule, pricing and availability information for over 450 airlines, 40,000 hotels and all major car rental companies.

    The Internet is dramatically changing the way that consumers and businesses communicate, share information and buy and sell goods and services. The Internet reduces inefficiencies in markets characterized by the presence of large numbers of geographically dispersed buyers and sellers and purchase decisions involving large amounts of information from multiple sources. We believe that the worldwide travel industry, which exemplifies these characteristics, is especially well-suited to benefit from increased Internet and electronic commerce adoption. As a result, travel has already become the largest online retail category with estimated online transactions of $7.8 billion in 1999, growing to $32 billion in 2004, according to Forrester Research.

    To address this market opportunity, we attract a large global base of consumers and travel suppliers to our Internet-based travel marketplace and enable them to research, buy and sell travel-related services online. Our global travel marketplace offers consumers a convenient, comprehensive and personalized source of travel information and services. At the same time, our marketplace enables travel suppliers to reach a large, global audience of consumers who are actively engaged in planning and purchasing travel services. In our marketplace, suppliers can pursue a range of innovative, targeted merchandising and advertising strategies designed to increase revenues, while reducing overall transaction and customer service costs.

    We have built an underlying technology infrastructure that enables both buyers and sellers to transact through our websites in a reliable, scalable and secure environment. In addition to generating revenues from transactions and advertising on our websites, we also license key components of our technology and editorial content to selected airlines as a platform for their electronic commerce websites.

    Since launching our online travel service in October 1996, we have experienced significant growth in our traffic and the amount of travel purchased through our websites. As of September 30, 1999, over $790 million in airline ticket purchases and hotel and car rental reservations had been made through our websites by over 930,000 consumers and 7.5 million users had registered on our websites. In addition, as of September 30, 1999, over $500 million in airline ticket purchases and hotel and car rental reservations had been made through the websites of our licensees by over 470,000 customers and
5.5 million users had registered on the websites of our licensees. According to Media Metrix, Expedia.com was the #1 most visited website for travel services for each of the six months ended September 30, 1999.

    We are located at 4200 150th Avenue NE, Redmond, Washington 98052, and our phone number is (425) 705-5161.

                                  Our Strategy

    Our objective is to enhance our position as a leading online travel marketplace. The key elements of our strategy are as follows:

    Increase brand awareness. We plan to pursue an aggressive brand development strategy that will include a substantial advertising presence in both online media and traditional media, such as print, radio and television. We will also continue to offer co-branded promotions with selected suppliers.

    Enhance supplier relationships. Investing in and building on strong supplier relationships are crucial to the success of our business. We will continue to work with suppliers to develop new advertising and travel services for our websites and new tools to facilitate suppliers' entry of pricing, availability and description information directly into our marketplace.

    Enhance technology platform and product functionality. We plan to continue to enhance the underlying infrastructure and functionality of our websites. The operation of our own websites and those of our licensees has given us extensive experience at handling rapid increases in transaction volumes. In addition to continuously updating software features and editorial content, we believe that increasing the level of personalization in our marketplace is critical to providing a rich consumer experience.

    Expand internationally. We operate localized websites in the United Kingdom, Germany and Canada. We selected these countries due to their large travel markets and the rapid growth of online commerce in these markets. We plan to expand our international presence by entering other important travel markets, after evaluating both the size of the local travel market and the popularity of online commerce. In developing customized websites in these and other international markets, we will continue to draw on our experience in the United States with technology, user interface and supplier relationships while tailoring our international websites to specific characteristics of each local marketplace.

    Broaden our marketplace into new travel services categories. We plan to expand our travel service offerings to include more complex travel products and destination service offerings. Currently, the majority of our commerce revenues are derived from sales of airline tickets, with a smaller percentage represented by hotel reservations and car rentals. We plan to extend our offerings in each of these core segments and expand the range of offerings into other segments, such as cruises and vacation packages.

                  Our Relationship with Microsoft Corporation

    In October 1996, Microsoft launched its online travel services through Expedia. On October 1, 1999, Microsoft separated the Expedia assets and contributed them to us in exchange for 33,000,000 shares of common stock or 100% of our outstanding common stock at that date. After giving effect to this offering, Microsoft will own approximately 86.4% of our outstanding common stock, or approximately 84.7% if the underwriters' over-allotment options are exercised in full. Microsoft will continue to include us in its consolidated federal tax returns as long as it owns at least 80% of our outstanding stock and will continue to include our financial data in its consolidated financial reports as long as it maintains control of our outstanding common stock.

    Microsoft will cancel all of the unvested options of Microsoft employees who choose to join Expedia prior to this offering and we will replace the canceled options with Expedia options, that will have equivalent vesting schedules and in-the-money values and comparable other terms as the canceled Microsoft options. As a result, we will incur a non-cash charge in the range of $100 million to $150 million.

    We have also entered into a number of other agreements which were necessary to separate the Expedia assets from Microsoft and to facilitate the operation of the Expedia assets after such separation. One of these agreements provides that for a three-year period Microsoft will not compete directly or indirectly in the business of offering an online service for reserving or purchasing travel services. These agreements were not negotiated on an arm's length basis.

                                  The Offering

Common stock offered by Expedia
  U.S. offering................   4,160,000 shares
  International offering.......   1,040,000 shares
    Total......................   5,200,000 shares
Common stock to be outstanding
 after this offering...........  38,200,000 shares
Use of proceeds................  Working capital and general corporate purposes
Nasdaq National Market symbol..  "EXPE"

    In addition to the shares of common stock to be outstanding after this offering, we may issue additional shares of common stock under the following plans and arrangements:

  .             shares issuable upon exercise of outstanding options at a
      weighted average exercise price of $     per share as of     , 1999.
      The number of options and their price will be determined only at the pricing date of this offering and will be reflected in the final prospectus. We estimate that, at the pricing date, there will be approximately 18.5 million shares issuable upon the exercise of outstanding options at a weighted average exercise price of approximately $4.50 per share.

  . 4,435,000 shares available for future issuance upon exercise of options not yet granted or for future issuance under our various stock plans.

                             Summary Financial Data

                                                                             Three
                                                                         months ended
                                    Years ended June 30,                 September 30,
                          --------------------------------------------  ----------------
                          1995    1996      1997      1998      1999     1998     1999
                          -----  -------  --------  --------  --------  -------  -------
                                   (in thousands, except per share data)
Statement of Operations
 Data:
Net revenues............  $ --   $   --   $  2,742  $ 13,827  $ 38,699  $ 6,057  $15,268
Cost of revenues........    --       --      3,279     9,692    15,950    3,177    5,364
                          -----  -------  --------  --------  --------  -------  -------
Gross profit (loss).....    --       --       (537)    4,135    22,749    2,880    9,904
Operating expenses:
  Product development...    818    6,263    16,211    18,506    21,180    4,977    5,393
  Sales and marketing...    --        17     8,820    10,823    14,888    2,060    6,732
  General and
   administrative.......    145    1,520     3,353     4,284     6,283    1,050    2,729
                          -----  -------  --------  --------  --------  -------  -------
    Total operating
     expenses...........    963    7,800    28,384    33,613    42,351    8,087   14,854
                          -----  -------  --------  --------  --------  -------  -------
Loss from operations and
 net loss...............  $(963) $(7,800) $(28,921) $(29,478) $(19,602) $(5,207) $(4,950)
                          =====  =======  ========  ========  ========  =======  =======
Pro forma basic and
 diluted net loss per
 share..................                                      $   (.59)          $  (.15)
                                                              ========           =======
Shares used in computing
 pro forma net loss per
 share..................                                        33,000            33,000
                                                              ========           =======

                                                                  As of
                                                           September 30, 1999
                                                           ---------------------
                                                                         As
                                                            Actual    adjusted
                                                           ---------  ----------
                                                             (in thousands)
Balance Sheet Data:
Working capital........................................... $   2,608  $  54,004
Total assets..............................................     7,018     58,414
Accumulated deficit.......................................   (91,714)   (91,714)
Total owner's net deficit/stockholders' equity............      (373)    51,023

    The as adjusted amounts reflect the receipt by Expedia of the estimated net proceeds of $51.4 million from the sale of the 5,200,000 shares of common stock offered by Expedia in this offering after deducting the estimated offering expenses and underwriting discounts and commissions, based upon an assumed public offering price of $11.00 per share.

    Unless we note otherwise, all of the information that we have included in this prospectus assumes that the underwriters have not exercised their over-allotment options. See "Underwriting" for a discussion of the over-allotment options.

                                 RISK FACTORS

    An investment in our common stock involves a high degree of risk. You should consider the following factors carefully before deciding to purchase shares of common stock. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Our operating results are volatile and difficult to predict. If we fail to meet the expectations of securities analysts or investors, the market price of our common stock may decline significantly.

    Our annual and quarterly operating results have fluctuated in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. Because our operating results are volatile and difficult to predict, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarter our operating results will fall below the expectations of securities analysts or investors. In this event, the trading price of our common stock may decline significantly.

    Factors that may cause us to fail to meet the expectations of securities analysts or investors include the following:

  . our inability to obtain new customers at reasonable cost, retain existing customers or encourage repeat purchases

  . decreases in the number of visitors to our websites or our inability to convert visitors to our websites into customers

  . our inability to adequately maintain, upgrade and develop our websites, the systems that we use to process customers' orders and payments or our computer network

  . our inability to retain existing airlines, hotels, rental car companies and other suppliers of travel services ("travel suppliers") or to obtain new travel suppliers

  . our inability to obtain travel products on satisfactory terms from our travel suppliers

  . the ability of our competitors to offer new or enhanced websites, services or products

  .   fluctuating gross margins due to a changing mix of revenues

  . the termination of existing relationships with key service providers or failure to develop new ones

  . the amount and timing of operating costs relating to expansion of our operations

  . economic conditions specific to the Internet, online commerce and the travel industry

Because we have a limited operating history, it is difficult to evaluate our business and prospects.

    Our business began operations in July 1994 and we launched our online travel service in October 1996. As a result, we have only a limited operating history from which you can evaluate our historical business. It is also difficult to evaluate our prospective business because we face the risks frequently encountered by early stage companies using new and unproven business models and entering new and rapidly evolving markets, such as online commerce. These risks include our potential failure to:

  .   attract additional travel suppliers and consumers to our service

  .   maintain and enhance our brand

  .   expand our service offerings

  .   operate, expand and develop our operations and systems efficiently

  .   maintain adequate control of our expenses

  .   raise additional capital

  .   attract and retain qualified personnel

  .   respond to technological changes

  .   respond to competitive market conditions

We depend on our relationships with travel suppliers, licensees and computer reservation systems; adverse changes in these relationships could affect our inventory of travel offerings and license revenues.

    Our business model relies on relationships with travel suppliers, and it would be negatively affected by adverse changes in these relationships. We depend on travel suppliers to enable us to offer our customers comprehensive access to travel services and products. Consistent with industry practices, we currently have few agreements with our travel suppliers obligating them to sell services or products through our websites. It is possible that travel suppliers may choose not to make their inventory of services and products available through online distribution. Travel suppliers could elect to sell exclusively through other sales and distribution channels or to restrict our access to their inventory, either of which could significantly decrease the amount or breadth of our inventory of available travel offerings. We also depend on travel suppliers for advertising revenues. Adverse changes in any of these relationships could reduce the amount of inventory which we are able to offer through our websites.

    In addition to our relationships with travel suppliers, our business model relies on our relationships with licensees and computer reservations systems. Our license revenues are generated through a small number of licensees and our computer reservation systems, particularly Worldspan, L.P. and Pegasus Systems, Inc., provide us access to travel suppliers. Adverse changes in any of these relationships could have a material adverse effect on the revenue which we generate from these licenses.

A decline in commission rates or the elimination of commissions could reduce our revenues.

    A substantial majority of our online revenues depends on the commissions paid by travel suppliers for bookings made through our online travel service. Generally, we do not have written commission agreements with our suppliers. As is standard practice in the travel industry, we rely on informal arrangements for the payment of commissions. Travel suppliers are not obligated to pay any specified commission rate for bookings made through our websites. We cannot assure you that airlines, hotel chains or other travel suppliers will not reduce current industry commission rates or eliminate commissions entirely, either of which could reduce our revenues.

    For example, in 1995, most of the major airlines placed a cap on per-ticket commissions payable to all travel agencies for domestic airline travel. In September 1997, the major United States airlines reduced the commission rate payable to traditional travel agencies from 10% to 5%. In 1997, the major United States airlines reduced the commission rate payable for online reservations from 8% to 5%. In addition, since 1998, many airlines have implemented a fixed-rate commission of $10.00 for domestic online roundtrip ticket sales. Because a high percentage of our business relates to airline ticket sales, a further reduction in airline ticket commissions could reduce our revenues.

Consumers, travel suppliers and advertisers may not accept our websites as valuable commercial tools, which would harm the growth of our business.

    For us to achieve significant growth, consumers, travel suppliers and advertisers must accept our websites as valuable commercial tools. Consumers who have historically purchased travel products using traditional commercial channels, such as local travel agents and calling airlines directly, must instead purchase these products through our websites. Consumers frequently use our websites for route pricing and other travel information and then choose to purchase airline tickets or make other reservations directly from travel suppliers or other travel agencies. If this practice increases, it could limit our growth.

    Similarly, travel suppliers and advertisers will also need to accept or expand their use of our websites. Travel suppliers will need to view our websites as efficient and profitable channels of distribution for their travel products. Advertisers will need to view our websites as effective ways to reach their potential customers.

    In order to achieve the acceptance of consumers, travel suppliers and advertisers contemplated by our business plan, we will need to continue to make substantial investments in our technology and brand. However, we cannot assure you that these investments will be successful. Our failure to make progress in these areas will harm the growth of our business.

We expect our losses and negative cash flows to continue.

    We have incurred substantial net losses and negative cash flows on both an annual and interim basis. For the fiscal year ended June 30, 1999, we had a net loss of $19.6 million and negative cash flow from operating and investing activities of $18.0 million. For the quarter ended September 30, 1999, we had a net loss of $5.0 million and negative cash flow from operating and investing activities of $6.3 million. As of September 30, 1999, we also had an accumulated deficit of $91.7 million. In addition, we expect to incur a non-cash charge in the range of $100 million to $150 million related to the issuance of stock options to our employees to replace their unvested Microsoft options. This charge will be amortized over the vesting period of the new options. We expect to continue to incur net losses and negative cash flows for the foreseeable future and we cannot assure you that we will ever achieve profitability or generate positive cash flows.

    We expect to grow our operating expenses significantly, especially in the areas of sales and marketing and operations. These increased expenses will result primarily from our launch of a significant advertising campaign in fiscal 2000, extension of the coverage of our advertising sales force and expansion of our domestic and international operations. In addition, we may experience an increase in general and administrative expenses as we develop and purchase resources in areas where we currently rely on Microsoft to provide services and in other areas required to operate as a stand-alone entity. As a result, we will need to increase our revenues to become profitable. If our revenues do not grow as expected, or if increases in our expenses are not in line with our plans, there could be a material adverse effect on our business, operating results and financial condition.

Intense competition could reduce our market share and harm our financial performance.

    The markets for the products and services offered by us are intensely competitive. We compete with other online travel reservation services, traditional travel agencies, travel suppliers offering their services directly and international travel service providers competing in critical national or regional markets, such as the United Kingdom, Germany and Canada. We also compete with many of the same parties and others in the licensing of technology to airlines and corporate travel agencies.

    We compete with a variety of companies with respect to each product or service we offer. These competitors include:

  . Internet travel agents such as Travelocity, which is operated by The Sabre Group Holdings, Inc., a majority-owned subsidiary of American Airlines, and Preview Travel, Inc.; Travelocity has recently announced its intention to acquire Preview Travel

  . local, regional, national and international traditional travel agencies

  . consolidators and wholesalers of airline tickets and other travel products, including online consolidators such as Cheaptickets.com and Priceline.com

  . individual airlines, hotels, rental car companies, cruise operators and other travel service providers, some of which are suppliers to our websites

  .   operators of travel industry reservation databases

    In addition to the traditional travel agency channel, many travel suppliers also offer their travel services as well as third-party travel services directly through their own websites. These travel suppliers include many suppliers with which we do business. Suppliers also sell their own services directly to consumers, predominantly by telephone. As the market for online travel services grows, we believe that travel suppliers, traditional travel agencies, travel industry information providers and other companies will increase their efforts to develop services that compete with our services by selling inventory from a wide variety of suppliers. We cannot assure you that our online operations will compete successfully with any current or future competitors.

    Many of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we have and may enter into strategic or commercial relationships with larger, more established and better-financed companies. Some of our competitors may be able to secure services and products from travel suppliers on more favorable terms, devote greater resources to marketing and promotional campaigns and commit more resources to website and systems development than we are able to devote. In addition, the introduction of new technologies and the expansion of existing technologies may increase competitive pressures. Increased competition may result in reduced operating margins, as well as loss of market share and brand recognition. We cannot assure you that we will be able to compete successfully against current and future competitors. Competitive pressures faced by us could have a material adverse effect on our business, operating results and financial condition.

If we fail to increase our brand recognition among consumers, we may not be able to attract and expand our online traffic.

    We believe that establishing, maintaining and enhancing the Expedia brand is a critical aspect of our efforts to attract and expand our online traffic. The number of Internet sites that offer competing services increases the importance of establishing and maintaining brand recognition. Many of these Internet sites already have well-established brands in online services or the travel industry generally. Promotion of the Expedia brand will depend largely on our success in providing a high-quality online experience supported by a high level of customer service. In addition, we intend to increase our spending substantially on marketing and advertising with the intention of expanding our brand recognition to attract and retain online users and to respond to competitive pressures. However, we cannot assure you that these expenditures will be effective to promote our brand or that our marketing efforts generally will achieve our goals.

If we are unable to introduce and sell new products and services, our brand could be damaged.

    We need to broaden the range of travel products and services and increase the availability of products and services that we offer in order to enhance our service. We will incur substantial expenses and use significant resources trying to expand the range of products and services that we offer. However, we may not be able to attract sufficient travel suppliers and other participants to provide desired products and services to our consumers. In addition, consumers may find that delivery through our service is less attractive than other alternatives. If we launch new products and services and they are not favorably received by consumers, our reputation and the value of the Expedia brand could be damaged.

    Our relationships with consumers and travel suppliers are mutually dependent since consumers will not use a service that does not offer a broad range of travel services. Similarly, travel suppliers will not use a service unless consumers actively make travel purchases through it. We cannot predict whether we will be successful in expanding the range of products and services that we offer. If we are unable to expand successfully, this could also damage our brand.

We may be unable to plan and manage our operations and growth effectively after our separation from Microsoft.

    Our growth to date has placed, and our anticipated future operations will continue to place, a significant strain on our management, systems and resources. We continue to increase the scope of our operations and the size of our workforce. In addition to needing to train and manage our workforce, we will need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. A failure to plan, implement and integrate these systems successfully could adversely affect our business.

    In the past, we have used Microsoft's resources in technology, systems, administration and other areas. Following this offering we will have a services agreement with Microsoft, but we will need to develop our own resources in these areas over time.

    Our growth may increase our expense levels and the difficulties we face in managing our operations and our separation from Microsoft.

Declines or disruptions in the travel industry generally could reduce our revenues.

    We rely on the health and growth of the travel industry. Travel is highly sensitive to business and personal discretionary spending levels, and thus tends to decline during general economic downturns. In addition, other adverse trends or events that tend to reduce travel are likely to reduce our revenues. These may include:

  . price escalation in the airline industry or other travel-related industries

  .   increased occurrence of travel-related accidents

  .   airline or other travel-related strikes

  .   political instability

  .   regional hostilities and terrorism

  .   bad weather

Interruptions in service from third parties could impair the quality of our service.

    We rely on third-party computer systems and third-party service providers, including the computerized central reservation systems of the airline, hotel and car rental industries to make airline ticket, hotel room and car rental reservations and credit card verifications and confirmations. Currently, a majority of our transactions are processed through the Worldspan and Pegasus systems. We rely on Online Fulfillment Services, a subsidiary of World Travel Partners, L.P., to provide telephone and email customer support, as well as to print and deliver airline tickets as necessary. Microsoft will also service substantially all of our information systems as part of a services agreement. Any interruption in these third-party services or a deterioration in their performance could impair the quality of our service. If our arrangement with any of these third parties is terminated, we may not find an alternate source of systems support on a timely basis or on commercially reasonable terms. In particular, any migration from the Worldspan system could require a substantial commitment of time and resources and hurt our business.

Our success depends on maintaining the integrity of our systems and infrastructure.

    In order to be successful, we must provide reliable, real-time access to our systems for our customers and suppliers. As our operations grow in both size and scope, domestically and internationally, we will need to improve and upgrade our systems and infrastructure to offer an increasing number of customers and travel suppliers enhanced products, services, features and functionality. The expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources before the volume of business increases, with no assurance that the volume of business will increase. Consumers and suppliers will not tolerate a service hampered by slow delivery times, unreliable service levels or insufficient capacity, any of which could have a material adverse effect on our business, operating results and financial condition.

    In this regard, our operations face the risk of systems failures. Our product development and information management systems, as well as computer and communications hardware, are hosted by Microsoft in facilities in and around the Seattle, Washington area. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. Our business interruption insurance may not adequately compensate us for losses that may occur. The occurrence of a natural disaster or unanticipated problems at our leased facilities in Seattle, Washington could cause interruptions or delays in our business, loss of data or render us unable to process reservations. In addition, the failure of our computer and communications systems to provide the data communications capacity required by us, as a result of human error, natural disaster or other operational disruptions, could result in interruptions in our service. The occurrence of any or all of these events could adversely affect our reputation, brand and business.

Rapid technological changes may render our technology obsolete or decrease the competitiveness of our services.

    To remain competitive in the online travel industry, we must continue to enhance and improve the functionality and features of our websites. The Internet and the online commerce industry are rapidly changing. In particular, the online travel industry is characterized by increasingly complex systems and infrastructures. If competitors introduce new services embodying new technologies, or if new industry standards and practices emerge, our existing websites and proprietary technology and systems may become obsolete. Our future success will depend on our ability to do the following:

  .   enhance our existing services

  . develop and license new services and technologies that address the increasingly sophisticated and varied needs of our prospective customers and suppliers

  . respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis

    Developing our websites and other proprietary technology entails significant technical and business risks. We may use new technologies ineffectively or we may fail to adapt our websites, transaction-processing systems and network infrastructure to customer requirements or emerging industry standards. If we face material delays in introducing new services, products and enhancements, our customers and suppliers may forego the use of our services and use those of our competitors.

The success of our business will depend on continued growth of online commerce and the Internet.

    Because we do not intend to provide our service through any commercial medium other than the Internet, our future revenues and profits depend upon the widespread acceptance and use of the Internet and online services as a medium for commerce. Rapid growth in the use of the Internet and online services is a recent phenomenon. This growth may not continue. A sufficiently broad base of consumers may not accept, or continue to use, the Internet as a medium of commerce. Demand for and market acceptance of recently introduced products and services over the Internet are subject to a high level of uncertainty.

    The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. Our success will depend upon the development and maintenance of the Internet's infrastructure to cope with this increased traffic. This will require a reliable network backbone with the necessary speed, data capacity and security and the timely development of complementary products for providing reliable Internet access and services. Major online service providers and the Internet itself have experienced outages and other delays as a result of software and hardware failures and could face such outages and delays in the future. Outages and delays are likely to affect the level of Internet usage and the processing of transactions on our websites. In addition, the Internet could lose its viability because of delays in the development or adoption of new standards to handle increased levels of activity or of increased government regulation. The adoption of new standards or government regulation may require us to incur substantial compliance costs.

We are substantially controlled by Microsoft, which may impede our business development and may prevent a takeover of Expedia, irrespective of whether it is beneficial to our shareholders.

    Microsoft beneficially owns 33,000,000 shares of common stock, which after giving effect to this offering will represent approximately 86.4% of the outstanding shares of common stock. As long as Microsoft controls a significant percentage of the common stock, it will be able to control all matters requiring approval by our common shareholders, including the election of directors and the ability to cause or prevent a change of control of Expedia. In addition, there are no limits on the ability of Microsoft to purchase shares of common stock in the open market.

    As part of our separation from Microsoft, we have entered into various agreements with Microsoft relating to the provision of services to us by Microsoft, our licensing of intellectual property from Microsoft and the sharing of taxes and purchasing of services. In one of these agreements, Microsoft has agreed not to compete with us for a period of three years, and we may face competition from Microsoft after this period. These agreements were not negotiated on an arm's length basis and potentially give Microsoft a further ability to influence our operations.

    Because we are a Microsoft-affiliated entity, some potential strategic customers and vendors may not wish to enter, or may even be contractually prohibited from entering, into strategic relationships with us. If too many potential strategic partners were to decline strategic relationships with us, it could have an adverse impact on our strategy and business development.

    Microsoft's voting control and provisions of Washington law affecting acquisitions and business combinations applicable to us may discourage transactions involving an actual or potential change of control of Expedia, including transactions in which our shareholders might receive a premium for their shares over the then-prevailing market price. This voting control and these provisions of Washington law may also have a negative effect on the market price of the common stock.

Our business is exposed to risks associated with online commerce security and credit card fraud.

    Consumer concerns over the security of transactions conducted on the Internet or the privacy of users may inhibit the growth of the Internet and online commerce. To transmit confidential information such as customer credit card numbers securely, we rely on encryption and authentication technology. Unanticipated events or developments could result in a compromise or breach of the systems we use to protect customer transaction data. Furthermore, our servers may also be vulnerable to viruses transmitted via the Internet. While we proactively check for intrusions into our infrastructure, a new and undetected virus could cause a service disruption.

    To date, our results have been impacted due to reservations placed with fraudulent credit card data. Under current credit card practices, we may be held liable for fraudulent credit card transactions and other payment disputes with customers. A failure to control fraudulent credit card transactions adequately would adversely affect our business.

Our international operations involve risks relating to travel patterns and practices and Internet-based commerce.

    We operate in the United Kingdom, Germany and Canada and may expand our operations to other countries. In order to achieve wide-spread acceptance in each country we enter, we believe that we must tailor our services to the unique customs and cultures of that country. Learning the customs and cultures of various countries, particularly with respect to travel patterns and practices, is a difficult task and our failure to do so could slow our growth in those countries.

    We also face risks specific to Internet-based commerce in foreign markets. Our international risks include:

  . delays in the development of the Internet as a broadcast, advertising and commerce medium in international markets

  . difficulties in managing operations due to distance, language and cultural differences, including issues associated with establishing management systems infrastructures in individual foreign markets

  .   unexpected changes in regulatory requirements

  .   tariffs and trade barriers and limitations on fund transfers

  .   difficulties in staffing and managing foreign operations

  .   potential adverse tax consequences

  .   exchange rate fluctuations

  . increased risk of piracy and limits on our ability to enforce our intellectual property rights

Any of these factors could harm our business. We do not currently hedge our foreign currency exposures.

We may be found to have infringed on intellectual property rights of others which could expose us to substantial damages and restrict our operations.

    We could be subject to claims that we have infringed the patents, copyrights or other intellectual property rights of others. In addition, we may be required to indemnify travel suppliers for claims made against them. Any claims against us could require us to spend significant time and money in litigation, delay the release of new products or services, pay damages, develop new intellectual property or acquire licenses to intellectual property that is the subject of the infringement claims. These licenses, if required, may not be available on acceptable terms or at all. As a result, intellectual property claims against us could have a material adverse effect on our business, operating results and financial condition.

    We are a defendant, along with Microsoft, in a lawsuit filed by Priceline.com that alleges that our Hotel Price Matcher service infringes on a patent held by them. See "Business--Legal Proceedings."

Because our market is seasonal, our quarterly results will fluctuate.

    Our limited operating history and rapid growth make it difficult for us to assess the impact of seasonal factors on our business. Nevertheless, we expect our business to be subject to seasonal fluctuations, reflecting seasonal trends for the products and services offered by our websites. For example, demand for travel bookings may increase in anticipation of summer vacations and holiday periods, but online travel bookings may decline with reduced Internet usage during the summer months. These factors could cause our revenues to fluctuate from quarter to quarter. Our results may also be affected by seasonal fluctuations in the inventory made available to our service by travel suppliers. Airlines, for example, typically enjoy high demand for tickets through traditional distribution channels for travel during holiday periods. As a result, during these periods, airlines may either have less inventory to offer through our service or available tickets may be less competitively priced. These same factors are expected to affect rental cars, hotels and other travel products and services.

Our success depends in large part on the continuing efforts of a few individuals and our ability to continue to attract, retain and motivate highly skilled employees.

    We depend substantially on the continued services and performance of our senior management, particularly Richard N. Barton, our Chief Executive Officer and President. These individuals may not be able to fulfill their responsibilities adequately and may not remain with us. The loss of the services of any executive officers or other key employees could hurt our business.

    As of September 30, 1999, we employed a total of 149 full-time Microsoft employees. As of October 25, 1999, 138 previous Microsoft employees have accepted offers of employment with us. Pursuant to our services agreement with Microsoft, we have contracted the services of seven employees who remain employed by Microsoft, until the earlier of May 20, 2000 or our notice that we no longer require the service of the employees. We intend to hire new personnel to replace these contracted employees during this period; however, competition for personnel throughout the Internet industry is intense. If we do not succeed in attracting new employees and retaining and motivating our current personnel, our business will be adversely affected.

Our websites rely on intellectual property, and we cannot be sure that this intellectual property is protected from copy or use by others, including potential competitors.

    We regard much of our content and technology as proprietary and try to protect our proprietary technology by relying on trademarks, copyrights, trade secret laws and confidentiality agreements with consultants. In connection with our license agreements with third parties, we seek to control access to and distribution of our technology, documentation and other proprietary information. Even with all of these precautions, it is possible for someone else to copy or otherwise obtain and use our proprietary technology without our authorization or to develop similar technology independently. Effective trademark, copyright and trade secret protection may not be available in every country in which our services are made available through the Internet, and policing unauthorized use of our proprietary information is difficult and expensive. We cannot be sure that the steps we have taken will prevent misappropriation of our proprietary information. This misappropriation could have a material adverse effect on our business. In the future, we may need to go to court to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation might result in substantial costs and diversion of resources and management attention.

    We currently license from third parties, including Microsoft, some of the technologies incorporated into our websites. As we continue to introduce new services that incorporate new technologies, we may be required to license additional technology from Microsoft and others. We cannot be sure that these third-party technology licenses will continue to be available on commercially reasonable terms, if at all.

Regulatory and legal changes may impose taxes or other burdens on our business.

    The laws and regulations applicable to the travel industry affect us and our travel suppliers. We must comply with laws and regulations relating to the sale of travel services, including those prohibiting unfair and deceptive practices and those requiring us to register as a seller of travel, comply with disclosure requirements and participate in state restitution funds. In addition, many of our travel suppliers and computer reservation systems providers are heavily regulated by the United States and other governments. Our services are indirectly affected by regulatory and legal uncertainties affecting the businesses of our travel suppliers and computer reservation systems providers.

    We must also comply with laws and regulations applicable to businesses generally and online commerce. Currently, few laws and regulations directly apply to the Internet and commercial online services. Moreover, there is currently great uncertainty about whether or how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and commercial online services. It is possible that laws and regulations may be adopted to address these and other issues. Further, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws. New laws or different applications of existing laws would likely impose additional burdens on companies conducting business online and may decrease the growth of the Internet or commercial online services. In turn, this could decrease the demand for our products and services or increase our cost of operations.

    Federal legislation imposing limitations on the ability of states to tax Internet-based sales was enacted in 1998. The Internet Tax Freedom Act, as this legislation is known, exempts certain types of sales transactions conducted over the Internet from multiple or discriminatory state and local taxation through October 21, 2001. It is possible that this legislation will not be renewed when it terminates in October 2001. Failure to renew this legislation could allow state and local governments to impose taxes on Internet-based sales, and these taxes could decrease the demand for our products and services or increase our costs of operations.

Our common stock price may be volatile.

    The market price for our common stock is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

  .   actual or anticipated variations in our quarterly operating results

  . announcements of technological innovations or new services by us or our competitors

  .   changes in financial estimates by securities analysts

  .   conditions or trends in the Internet or online commerce industries

  . changes in the economic performance or market valuations of other Internet, online commerce or travel companies

  . announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments

  .   additions or departures of key personnel

  . release of lock-up or other transfer restrictions on our outstanding shares of common stock or sales of additional shares of common stock

  .   potential litigation

    The market prices of the securities of Internet-related and online commerce companies have been especially volatile. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If we were sued in a securities class action, it could result in substantial costs and a diversion of management's attention and resources and would adversely affect our stock price.

At various times after this offering, there will be a significant amount of common stock eligible for sale, which could cause our stock price to fall.

    Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. As described below, no shares currently outstanding will be available for sale immediately after this offering because of contractual restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and impair our ability to raise equity capital in the future.

    Upon completion of this offering, we will have outstanding 38,200,000 shares of common stock. Of these shares, the 5,200,000 shares sold in this offering, plus any shares issued upon exercise of the underwriters' over-allotment options, will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. In general, affiliates include officers, directors or 10% stockholders.

    The remaining 33,000,000 shares outstanding are "restricted securities" within the meaning of Rule 144. These restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 under the Securities Act. These rules are summarized under "Shares Eligible for Future Sale." Sales of the restricted securities in the public market, or the availability of these shares for sale, could adversely affect the market price of the common stock.

    Microsoft, Expedia and our directors and officers have entered into lock-up agreements in connection with this offering generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated.

    As discussed in "Certain Relationships and Related Transactions--Our Relationship with Microsoft; Shareholder Agreement," Microsoft has entered into an agreement with Expedia that it will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock, or any securities exercisable for or convertible into our common stock, owned by it for a period of one year after the date of this offering without the prior approval of Expedia. After this time Microsoft will have the ability to sell some or all of its common stock. We have agreed to file registration statements under the Securities Act to register the common stock held by Microsoft.

    In addition, we intend to file immediately after the effectiveness of this offering a registration statement on Form S-8 under the Securities Act covering all shares of common stock reserved for issuance under our stock plans. Shares registered under this registration statement would be available for sale in the open market unless these shares are subject to vesting restrictions with Expedia or the contractual restrictions described above. Within 180 days of the date of this prospectus, we estimate that approximately
2.3 million shares of common stock will become exercisable under outstanding options held by employees who are not subject to lock-up agreements.

In the future we may need to raise additional capital in order to remain competitive in the online travel services industry. This capital may not be available on acceptable terms, if at all.

    We will not be able to fund our growth if we lack adequate resources. Based on our current operating plan, we anticipate that the net proceeds of this offering will be sufficient to satisfy our anticipated needs for working capital, capital expenditures and business expansion for the next twelve months. After that time, we may need additional capital. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our stockholders will be diluted. Any securities could have rights, preferences and privileges senior to those of the common stock.

    We currently do not have any commitments for additional financing. We cannot be certain that additional financing will be available in the future on acceptable terms or at all. In this regard, it is important to note that even though Microsoft will own a controlling interest in our common stock after this offering, Microsoft has made no commitment to us for additional financing.

You will experience immediate and substantial dilution.

    The initial public offering price is expected to be substantially higher than book value per share of the common stock. Investors purchasing shares of common stock will incur immediate substantial dilution that we estimate will amount to $9.66 per share. In addition, investors purchasing shares in this offering will incur additional dilution when outstanding options are exercised.

Our management has broad discretion in the application of proceeds, which may increase the risk that the proceeds will not be applied effectively.

    Our management will have broad discretion in determining how to spend the proceeds of this offering. Accordingly, we could spend the proceeds from this offering in ways which may be ineffective or with which the stockholders may not agree.

We would lose revenues and incur significant costs if our systems or those operated by third parties with which we do business are not year 2000 compliant.

    In the year 2000, we could encounter system and processing failures of date-related data because our computer-controlled systems may use two digits rather than four to define the applicable year. This could result in system failure or miscalculations. If this were to happen, we would experience disruptions of our operations including a temporary inability for us to process reservations on our websites or to engage in similar normal business activities.

    Our operations could also be harmed if the information technology systems or other systems that we operate or that are operated by third parties are not year 2000 compliant. We rely on information technology supplied by third parties, and our travel suppliers are also heavily dependent on information technology systems and on their own third party vendors' systems. Year 2000 problems experienced by us or any such third parties could hurt our business in various ways, including:

  .   lost sales

  .   increased operating costs

  .   loss of customers or persons accessing our websites

  .   business interruptions of a material nature

  .   claims of mismanagement, misrepresentation or breach of contract

    Finally, our operations in the short term could be affected by any public reaction to the upcoming turn of the century and the reluctance to travel anytime on or near January 1, 2000. This reluctance could have a short-term effect on our results of operations.

This prospectus includes forward-looking statements relating to our industry and our operations, which are inherently uncertain.

    Some statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus are forward-looking statements. These forward-looking statements include, but are not limited to, statements about our industry, plans, objectives, expectations, intentions, assumptions and other statements contained in this prospectus that are not historical facts. When used in this prospectus, the words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties relating to our industry and our operations including those described in this "Risk Factors" section, actual results may differ materially from those expressed or implied by these forward-looking statements. This is particularly true for a company with a limited operating history such as Expedia and for a young and rapidly evolving industry such as the online travel industry.

    Market data and forecasts relating to our operations which are used in this prospectus have been obtained from independent industry sources. We have not independently verified these data and results may be materially different from these forecasts.

                                USE OF PROCEEDS

    Our net proceeds, after deducting estimated underwriting discounts and offering expenses, from the sale of the 5,200,000 shares of common stock we are offering at the assumed public offering price of $11.00 per share are estimated to be $51.4 million, or $59.4 million if the underwriters' over-allotment options are exercised in full. We intend to use the proceeds from this offering for our working capital and general corporate purposes. While we have not decided how we will allocate the proceeds from this offering, we expect to use a combination of these proceeds and our ongoing revenue to fund our business development. In particular, we intend to increase our focus and spending on brand development, sales and marketing, product development, website content and strategic relationships. Pending application of the net proceeds, we will invest the cash in investment grade debt securities, commercial paper, certificates of deposit and other short-term investments.

    While the principal reason for this offering is to raise capital, we anticipate receiving additional benefits from this offering which include:

    Greater strategic focus and flexibility. As a result of having a separate board of directors and management team from Microsoft, we expect to have sharper focus on our business and strategic opportunities and greater flexibility to address the needs of our customers and suppliers.

    More directly aligned incentives for employees. We expect that the motivation of our employees and the focus of our management will be strengthened by incentive compensation programs tied to the market performance of our common stock.

    Direct access to capital markets. We will have direct access to the capital markets and an increased ability to grow through acquisitions and strategic relationships.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our capital stock or other securities. We currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business and do not anticipate paying cash dividends in the foreseeable future.

                                CAPITALIZATION

    The following table sets forth our capitalization as of September 30, 1999 on an actual basis, on a pro forma basis to give effect to the capitalization of Expedia, Inc. and on a pro forma as adjusted basis to give effect to the sale of 5,200,000 shares of common stock at an assumed offering price of $11.00 per share after deducting the estimated expenses and underwriting discounts and commissions payable by Expedia. This table should be read together with our financial statements and notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                    As of September 30, 1999
                                                 --------------------------------
                                                                       Pro forma
                                                  Actual   Pro forma  as adjusted
                                                 --------  ---------  -----------
                                                 (in thousands except share and
                                                        per share data)
Owner's net deficit/stockholders' equity
 (deficit):
  Preferred stock, $.01 par value, 10,000,000
   shares authorized; no shares issued or
   outstanding pro forma and pro forma as
   adjusted....................................  $    --   $    --     $    --
  Common stock, $.01 par value, 120,000,000
   shares authorized; no shares issued or
   outstanding; 33,000,000 shares issued and
   outstanding, pro forma; 38,200,000 shares
   issued and outstanding, pro forma as
   adjusted....................................       --        330         382
  Net contribution from owner/additional paid-
   in capital..................................    91,341    91,011     142,355
  Accumulated deficit..........................   (91,714)  (91,714)    (91,714)
                                                 --------  --------    --------
    Total owner's net deficit/stockholders'
     equity (deficit)..........................      (373)     (373)     51,023
                                                 --------  --------    --------
    Total capitalization.......................  $   (373) $   (373)   $ 51,023
                                                 ========  ========    ========

    In addition to the shares of common stock to be outstanding after this offering, we may issue additional shares of common stock under the following plans and arrangements:

  .             shares issuable upon exercise of outstanding options at a
      weighted average exercise price of $     per share as of    , 1999. The
      number of options and their price will be determined only at the pricing date of this offering and will be reflected in the final prospectus. We estimate that, at the pricing date, there will be approximately 18.5 million shares issuable upon the exercise of outstanding options at a weighted average exercise price of approximately $4.50 per share.

  . 4,435,000 shares available for future issuance upon exercise of options not yet granted or for future issuance under our various stock plans.

                                   DILUTION

    As of September 30, 1999, our historical net tangible book value was a deficit of approximately $0.4 million or $.01 per share of common stock. Net tangible book value per share represents total tangible assets less total liabilities divided by 33,000,000 shares of common stock. After giving effect to our receipt of the net proceeds from our sale of the 5,200,000 shares of common stock offered hereby at the assumed offering price of $11.00 per share, the pro forma net tangible book value at September 30, 1999 would have been approximately $51.0 million or $1.34 per share. This represents an immediate increase in net tangible book value of $1.35 per share to our sole existing shareholder and an immediate dilution of $9.66 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

   Assumed public price per share....................................... $11.00
   Net tangible book value per share after this offering................   1.34
                                                                         ------
   Dilution per share to new investors.................................. $ 9.66
                                                                         ======

    The following table summarizes, as of September 30, 1999, the differences between the number and percentage of shares of common stock issued to Microsoft, our sole existing shareholder, and new investors purchasing shares of common stock in this offering, at the assumed initial public offering price of $11.00 per share, as well as the aggregate consideration and the average price per share paid by them:

                                     Shares              Total
                                   purchased         consideration      Average
                               ------------------ -------------------- price per
                                 Number   Percent    Amount    Percent   share
                               ---------- ------- ------------ ------- ---------
Existing shareholder.......... 33,000,000   86.4% $ 91,341,000   61.5%  $ 2.77
New investors.................  5,200,000   13.6    57,200,000   38.5    11.00
                               ----------  -----  ------------  -----
Total......................... 38,200,000  100.0% $148,541,000  100.0%
                               ==========  =====  ============  =====

    In addition to the shares of common stock to be outstanding after this offering, we may issue additional shares of common stock under the following plans and arrangements:

  .             shares issuable upon exercise of outstanding options at a
      weighted average exercise price of $     per share as of       , 1999.
      The number of options and their price will be determined only at the pricing date of this offering and will be reflected in the final prospectus. We estimate that, at the pricing date, there will be approximately 18.5 million shares issuable upon the exercise of outstanding options at a weighted average exercise price of approximately $4.50 per share.

  . 4,435,000 shares available for future issuance upon exercise of options not yet granted or for future issuance under our various stock plans.

                            SELECTED FINANCIAL DATA

    The following selected financial data should be read together with our financial statements and notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for the years ended June 30, 1997, 1998 and 1999 and the balance sheet data as of June 30, 1998 and 1999 are derived from our audited financial statements included elsewhere in this prospectus which have been audited by Deloitte & Touche LLP, independent auditors, whose report thereon is also included elsewhere in this prospectus.

    The statement of operations data for the years ended June 30, 1995 and 1996 and the balance sheet data as of June 30, 1995, 1996 and 1997 are derived from unaudited financial statements not included herein. The statement of operations data for the three months ended September 30, 1998 and 1999 and the balance sheet data as of September 30, 1999 are derived from our unaudited financial statements included elsewhere in this prospectus. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results for these periods.

                                                                         Three months
                                                                             ended
                                    Years ended June 30,                 September 30,
                          --------------------------------------------  ----------------
                          1995    1996      1997      1998      1999     1998     1999
                          -----  -------  --------  --------  --------  -------  -------
                                   (in thousands, except per share data)
Statement of Operations
 Data:
Net revenues............  $ --   $   --   $  2,742  $ 13,827  $ 38,699  $ 6,057  $15,268
Cost of revenues........    --       --      3,279     9,692    15,950    3,177    5,364
                          -----  -------  --------  --------  --------  -------  -------
Gross profit (loss).....    --       --       (537)    4,135    22,749    2,880    9,904
                          -----  -------  --------  --------  --------  -------  -------
Operating expenses:
  Product development...    818    6,263    16,211    18,506    21,180    4,977    5,393
  Sales and marketing...     --       17     8,820    10,823    14,888    2,060    6,732
  General and
   administrative.......    145    1,520     3,353     4,284     6,283    1,050    2,729
                          -----  -------  --------  --------  --------  -------  -------
    Total operating
     expenses...........    963    7,800    28,384    33,613    42,351    8,087   14,854
                          -----  -------  --------  --------  --------  -------  -------
Loss from operations....   (963)  (7,800)  (28,921)  (29,478)  (19,602)  (5,207)  (4,950)
Provision for income
 taxes..................    --       --        --        --        --       --       --
                          -----  -------  --------  --------  --------  -------  -------
Net loss................  $(963) $(7,800) $(28,921) $(29,478) $(19,602) $(5,207) $(4,950)
                          =====  =======  ========  ========  ========  =======  =======
Pro forma basic and
 diluted net loss per
 share..................                                      $   (.59)          $  (.15)
                                                              ========           =======
Shares used in computing
 pro forma net loss per
 share..................                                        33,000            33,000
                                                              ========           =======

                                      As of June 30,                     As of
                          -------------------------------------------  Sept. 30,
                          1995    1996     1997      1998      1999      1999
                          -----  ------  --------  --------  --------  ---------
                                            (in thousands)
Balance Sheet Data:
Working capital.........  $ --   $  --   $    658  $  4,814  $  1,390  $  2,608
Total assets............     28     601     1,645     8,333     5,756     7,018
Unearned revenue, net of
 current................    --      --        --      5,820     3,851     4,102
Accumulated deficit.....   (963) (8,763)  (37,684)  (67,162)  (86,764)  (91,714)
Total owner's investment
 (deficit)..............    991     601      (721)      (92)   (1,675)     (373)

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The information contained in this section has been derived from our financial statements and should be read together with our financial statements and related notes included elsewhere in this prospectus. The discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those expressed or implied in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

    We are a leading provider of branded online travel services for leisure and small business travelers. We operate our own websites, including Expedia.com and international versions of Expedia.com, and we license components of our technology to provide the platform for travel websites with Continental Airlines, Northwest Airlines and American Express Travel Related Services. We derive our revenues from commissions from transactions on our websites, sales of advertisements on our websites and licensing fees.

    In the past, we conducted business as an operating unit of Microsoft. Our statements of operations and balance sheets are derived from the historic books and records of Microsoft and include cost allocations from Microsoft. Although these allocations are not necessarily indicative of the costs that would have been incurred by us on a stand-alone basis, we believe that the allocated amounts are reasonable. Prior to the closing of this offering, assets, liabilities and operations that comprise our business will be contributed by Microsoft to us.

    Commission revenues are derived from airline ticket transactions and hotel and car rental reservations. Our commissions and related revenues accounted for 80% of our total net revenues in fiscal 1997, 71% of our total net revenues in fiscal 1998, 69% of our total net revenues in fiscal 1999 and 66% of our total net revenues for the three months ended September 30, 1999. A substantial majority of these revenues are derived from airline ticket transactions. Airline ticket commissions are determined by individual airlines and billed and collected through the Airline Reporting Corporation, an industry-administered clearinghouse. As is customary in the travel industry, travel suppliers are not obligated to pay any specified commission rate for bookings made through our websites. We recognize commission revenues on air transactions when the reservation is made and secured by a credit card, net of an allowance for cancellations. We recognize commission revenues on hotel and car rental reservations either on the receipt of our commission payment or on notification of entitlement by a third party.

    In addition to commissions, we derive revenues from the sales of advertisements on our websites and fees from the licensing of software to our airline and corporate customers such as Continental Airlines, Northwest Airlines and American Express. We recognize advertising revenues either on display of each individual advertisement or ratably over the advertising period, depending on the terms of the advertising contract. Revenues from software license agreements are recognized ratably over the license term. Advertising revenues accounted for 17% of our total net revenues in fiscal 1997, 15% of our total net revenues in fiscal 1998, 18% of our total net revenues in fiscal 1999 and 19% of our total net revenues for the three months ended September 30, 1999. License revenues accounted for 3% of our total net revenues in fiscal 1997, 14% of our total net revenues in fiscal 1998, 13% of our total net revenues in fiscal 1999 and 15% of our total net revenues for the three months ended September 30, 1999.

    We launched our websites in Canada in fiscal 1997, in the United Kingdom in fiscal 1999 and in Germany in fiscal 2000. Revenues from our international websites amounted to less than 2% of our total net revenues in fiscal 1999 and increased to 4% of our total net revenues for the three months ended

September 30, 1999. As a result of increased activity from these websites and future websites in other markets we may enter, we expect international revenues to continue to increase.

    Cost of revenues consists primarily of fees paid to our fulfillment vendors for the costs associated with issuing airline tickets and related customer services, fees paid to Worldspan for use of their computer reservation and information services system, allocated and direct costs for the operation of our data center and costs related to insertion of banner and other advertisements.

    Our direct product development expenses consist primarily of compensation for personnel. Our direct sales and marketing expenses consist primarily of personnel-related costs as well as advertising, distribution and public relations expenses. In addition to these direct expenses, we have historically been allocated certain product development, sales and marketing and general and administrative costs from Microsoft. These costs include allocations for real estate, legal, treasury, human resources, information technology and other general services. These allocations were not materially different from the costs that we would have incurred as a stand-alone entity.

    In conjunction with this offering, we will enter into a services agreement with Microsoft. Accordingly, we will no longer be allocated costs from Microsoft. Under the services agreement, Microsoft will continue to provide us with the types of services described above. In return, we will pay Microsoft fees based on the total cost of the services. The services agreement is for an initial period ending December 31, 2000 with one-year renewals if the parties agree on fees. The agreement is cancelable by us upon 30 days written notice and by Microsoft upon 180 days written notice. Following this offering we intend to develop our own resources in these areas over time.

    All permanent Microsoft employees who transfer to Expedia prior to this offering will cancel their unvested options to purchase Microsoft common stock and concurrently receive new options to acquire Expedia's common stock. The number of Expedia options which will replace each Microsoft option will depend on the offering price of the Expedia common stock and the market price of the Microsoft common stock on the date of the offering, which will also be the date on which Expedia issues the options. The Expedia options will have equivalent vesting schedules, in-the-money value and comparable other terms as the canceled Microsoft options. For example, if an employee has 1,000 unvested Microsoft options which have an exercise price of $40 per share, and if the Microsoft stock price is $100 per share and the Expedia offering price is $10 per share, then the employee's Microsoft options would convert to 10,000 Expedia options ((100/10) x 1000) with an exercise price of $4 per share (40/(100/10)). This issuance of Expedia options will be treated as a new grant of stock options. As a result we will incur a non-cash charge because the exercise price of the new options will be significantly less than the initial public offering price of our common stock. The amount of the charge will depend on the market price of Microsoft common stock as referred to above. We estimate that the charge will be in the range of $100 million to $150 million. This non-cash charge will be amortized over the vesting period of the Expedia options, generally between one and 54 months.

    We have incurred and expect to continue to incur substantial losses and negative cash flows on both an annual and interim basis. In particular, we intend to increase our focus and spending on brand development, sales and marketing, product development, website content and strategic relationships. Additionally, our revenues are impacted by the seasonality of the travel industry, particularly leisure travel. These factors could adversely affect our future financial condition and operating results.

    Our fiscal years end on June 30 of each year. References to a fiscal year, such as fiscal 1999, are to the twelve months ended June 30 of that year.

Results of Operations

    The following table sets forth our results of operations as a percentage of net revenues.

                                    As a Percentage of Net Revenues
                                    -----------------------------------------
                                      Years ended           Three months
                                        June 30,           ended Sept. 30,
                                    --------------------   ------------------
                                     1997    1998   1999    1998       1999
                                    ------   ----   ----   -------    -------
Net revenues.......................    100%   100%  100%       100%       100%
                                    ------   ----   ---    -------    -------
Cost of revenues...................    120     70    41         52         35
                                    ------   ----   ---    -------    -------
Gross profit (loss)................   (20)     30    59         48         65
Operating expenses:
  Product development..............    591    134    55         82         35
  Sales and marketing..............    322     78    38         34         44
  General and administrative.......    122     31    16         18         18
                                    ------   ----   ---    -------    -------
    Total operating expenses.......  1,035    243   109        134         97
Loss from operations............... (1,055)  (213)  (51)       (86)       (32)
Provision for income taxes.........    --     --    --         --         --
                                    ------   ----   ---    -------    -------
Net loss........................... (1,055)% (213)% (51)%      (86)%      (32)%
                                    ======   ====   ===    =======    =======

  Three months ended September 30, 1998 and 1999

    Net Revenues. Our net revenues increased 152% from $6.1 million in the three months ended September 30, 1998 to $15.3 million in the three months ended September 30, 1999. Approximately $5.9 million of the increase in net revenues was due to increases in commissions and related revenues. This increase was primarily attributable to an increase in the number of airline-related transactions partially offset by a decrease in certain air ticket commission rates. Increased advertising revenues accounted for approximately $2.1 million of the increase in net revenues. The increase in advertising revenues was due to new advertising contracts entered into in fiscal 1999.

    Cost of Revenues. Cost of revenues increased 69% from $3.2 million the three months ended September 30, 1998 to $5.4 million in the three months ended September 30, 1999. As a percentage of net revenues, our cost of revenues decreased from 52% in the three months ended September 30, 1998 to 35% in the three months ended September 30, 1999. This decrease was due to efficiencies associated with an increased transaction volume, the allocation of fixed costs, such as operation of our data center, over a larger revenue base and the growth in higher margin advertising revenues.

    Product Development. Product development costs increased 8% from $5.0 million in the three months ended September 30, 1998 to $5.4 million in the three months ended September 30, 1999. This increase resulted from an increase in personnel related costs as compared to the year-earlier quarter. Product development costs as a percentage of net revenues decreased from 82% in the three months ended September 30, 1998 to 35% in the three months ended September 30, 1999, primarily due to an increase in our revenue base.

    Sales and Marketing. Sales and marketing costs increased 227% from $2.1 million in the three months ended September 30, 1998 to $6.7 million in the three months ended September 30, 1999. Sales and marketing costs as a percentage of net revenues increased from 34% in the three months ended

September 30, 1998 to 44% in the three months ended September 30, 1999. This increase was primarily attributable to increased promotional activities intended to drive traffic to our websites, such as radio and paper media advertising.

    General and Administrative. General and administrative costs increased 160% from $1.1 million in the three months ended September 30, 1998 to $2.7 million in the three months ended September 30, 1999. The increase was primarily due to an increase of $1.1 million of allocated costs from Microsoft. General and administrative costs as a percentage of net revenues were 18% in the three months ended September 30, 1998 and the three months ended September 30, 1999.

    Income Taxes. We are included in Microsoft's consolidated returns for federal income tax purposes. In certain states we will file unitary or combined tax returns with Microsoft and its subsidiaries. No tax benefits for our net operating losses have been recognized as we will not be allowed to utilize such losses generated by us as an operating unit of Microsoft. We have entered into a tax allocation agreement with Microsoft.

  Fiscal 1997, 1998 and 1999

    Net Revenues. Our net revenues increased 404% from $2.7 million in fiscal 1997 to $13.8 million in fiscal 1998 and increased a further 180% to $38.7 million in fiscal 1999. Approximately $7.6 million of the increase in net revenues from fiscal 1997 to fiscal 1998 and $16.7 million of the increase in net revenues from fiscal 1998 to fiscal 1999 were due to increases in commissions and related revenues. These increases were primarily attributable to increases in the number of airline-related transactions. Increases in advertising revenues accounted for approximately $1.6 million of the increase in net revenues from fiscal 1997 to fiscal 1998 and $4.8 million of the increase in net revenues from fiscal 1998 to fiscal 1999.

    Cost of Revenues. Cost of revenues increased 196% from $3.3 million in fiscal 1997 to $9.7 million in fiscal 1998 and increased a further 65% to $16.0 million in fiscal 1999. As a percentage of net revenues, our cost of revenues decreased from 120% in fiscal 1997 to 70% in fiscal 1998 and to 41% in fiscal 1999. These decreases are due to efficiencies associated with increased transaction volume, the allocation of fixed costs, such as operation of our data center, over a larger revenue base and growth in higher margin advertising revenues.

    In September 1999, we introduced the Hotel Price Matcher reservation service. As the merchant of record for transactions through our Hotel Price Matcher service, we will record the entire value of these transactions as revenues rather than only the commission amount. Likewise, we will record as cost of revenues the entire cost of the transaction. As such, the gross margin percentage that we derive from Hotel Price Matcher transactions will be lower than our recent historical gross margin percentage.

    Product Development. Product development costs increased 14% from $16.2 million in fiscal 1997 to $18.5 million in fiscal 1998 and increased a further 14% to $21.2 million in fiscal 1999. The increase in product development costs from fiscal 1997 to fiscal 1998 resulted primarily from an increase in personnel and consultant costs of $3.7 million offset by a decrease in product development allocations from Microsoft of $1.7 million. The increase in product development costs from fiscal 1998 to fiscal 1999 resulted primarily from an increase in product development allocations from Microsoft of $2.5 million. Product development costs as a percentage of net revenues decreased from 591% in fiscal 1997 to 134% in fiscal 1998 and to 55% in fiscal 1999, primarily due to increases in our revenue base in the applicable periods. We believe our product development efforts are critical to the success of our strategic objectives, and accordingly, we expect to increase the absolute dollar amount of product development expenditures in future periods.

    Sales and Marketing. Sales and marketing costs increased 23% from $8.8 million in fiscal 1997 to $10.8 million in fiscal 1998 and increased a further 38% to $14.9 million in fiscal 1999. The increase in sales and marketing costs from fiscal 1997 to fiscal 1998 resulted primarily from an increase in personnel and consultant costs of $1.4 million. The increase from fiscal 1998 to fiscal 1999 was attributable to a $4.8 million increase in the cost of direct promotional activities intended to drive traffic to Expedia.com, and to establish, enhance and maintain the Expedia brand, partially offset by a decrease in marketing and advertising allocations from Microsoft of $0.5 million. Sales and marketing costs as a percentage of net revenues decreased from 322% in fiscal 1997 to 78% in fiscal 1998 and to 38% in fiscal 1999, primarily due to increases in our revenue base in the applicable periods. We believe that establishing, maintaining and enhancing the Expedia brand is a critical aspect of our efforts to attract and expand online traffic. Accordingly, we expect to launch a significant advertising campaign in fiscal 2000 and to extend the national coverage of our advertising sales force, both of which will increase substantially the amount we spend on sales and marketing in future periods.

    General and Administrative. General and administrative costs increased 28% from $3.4 million in fiscal 1997 to $4.3 million in fiscal 1998 and increased a further 47% to $6.3 million in fiscal 1999. These increases primarily relate to increases in general and administrative cost allocations from Microsoft as we expanded our operations. As a percentage of net revenues, general and administrative costs decreased from 122% in fiscal 1997 to 31% in fiscal 1998 and to 16% in fiscal 1999 as a result of increases in our revenue base. We may incur additional general and administrative expenses in future periods as we transition from being an operating unit of Microsoft to a stand-alone public company.

Quarterly Unaudited Results of Operations

    The following table sets forth our unaudited quarterly results of operations, in dollars and as a percentage of net revenues, for the periods presented.

    We have prepared this unaudited information on the same basis as the audited financial statements. This information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period and you should not rely on them as such.

                                        Three Months Ended
                            ---------------------------------------------------
                            Sep. 30,   Dec. 31,   Mar. 31,   Jun. 30,   Sep. 30
                              1998       1998       1999       1999      1999
                            --------   --------   --------   --------   -------
                                          (in thousands)
Net revenues............... $ 6,057    $ 7,851    $11,219    $13,572    $15,268
Cost of revenues...........   3,177      4,132      3,983      4,658      5,364
                            -------    -------    -------    -------    -------
Gross profit...............   2,880      3,719      7,236      8,914      9,904
Operating expenses:
  Product development......   4,977      5,083      5,254      5,866      5,393
  Sales and marketing......   2,060      2,516      3,119      7,193      6,732
  General administrative...   1,050      1,568      1,571      2,094      2,729
                            -------    -------    -------    -------    -------
    Total operating
    expenses...............   8,087      9,167      9,944     15,153     14,854
                            -------    -------    -------    -------    -------
Loss before income taxes...  (5,207)    (5,448)    (2,708)    (6,239)    (4,950)
Provision for income
 taxes.....................     --         --         --         --         --
                            -------    -------    -------    -------    -------
Net loss................... $(5,207)   $(5,448)   $(2,708)   $(6,239)   $(4,950)
                            =======    =======    =======    =======    =======
                                  As a Percentage of Net Revenues
                            ---------------------------------------------------
                            Sep. 30,   Dec. 31,   Mar. 31,   Jun. 30,   Sep. 30,
                              1998       1998       1999       1999       1999
                            --------   --------   --------   --------   --------
Net revenues...............     100%       100%       100%       100%       100%
Cost of revenues...........      52         52         35         34         35
                            -------    -------    -------    -------    -------
Gross profit...............      48         48         65         66         65
Operating expenses:
  Product development......      82         65         47         43         35
  Sales and marketing......      34         32         28         53         44
  General administrative...      18         20         14         16         18
                            -------    -------    -------    -------    -------
   Total operating
    expenses...............     134        117         89        112         97
                            -------    -------    -------    -------    -------
Loss before income taxes...     (86)       (69)       (24)       (46)       (32)
Provision for income
 taxes.....................     --         --         --         --         --
                            -------    -------    -------    -------    -------
Net loss...................     (86)%      (69)%      (24)%      (46)%      (32)%
                            =======    =======    =======    =======    =======

    Net Revenues. Our net revenues increased sequentially in each quarter during fiscal 1999 and the first quarter of fiscal 2000, primarily due to increases in airline transaction and advertising revenues. Advertising revenues increased as a percentage of total net revenues from 14% in the first quarter to 19% in the first quarter of fiscal 2000.

    Cost of Revenues. Cost of revenues generally increased in absolute dollars and decreased as a percentage of net revenues in each quarter of fiscal 1999 and in the first quarter of fiscal 2000, as a result of efficiencies associated with increased transaction volume, the allocation of fixed costs over a larger revenue base and growth in higher margin advertising revenues. The decrease in cost of revenues from December 31, 1998 to March 31, 1999 and the corresponding increase in gross profit as a percentage of net revenues are due primarily to a decreases in data center costs allocated from Microsoft and in per unit airline ticket fulfillment costs.

    Operating Expenses. Operating expenses increased in absolute dollars in each quarter of fiscal 1999 as we continued to increase our product development and sales and marketing activities. Operating expenses as a percentage of net revenues decreased in the first three quarters of fiscal 1999, primarily due to our increasing revenue base over prior quarters. The increase in operating expenses during the fourth quarter of fiscal 1999 and the first quarter of fiscal 2000 resulted from increased sales and marketing expenses primarily attributable to product marketing promotions.

Liquidity and Capital Resources

    Historically, we have financed our activities exclusively through contributions from Microsoft. Although we have been an operating unit of Microsoft in the past, and Microsoft has made a net contribution to our operations of $91.3 million through September 30, 1999, Microsoft will not continue to be a source of liquidity for us following this offering. We had an accumulated deficit of $91.7 million at September 30, 1999. We anticipate that our liquidity needs over the next twelve months will be met with proceeds generated from this offering. We do not have a credit facility and are not currently negotiating with any party to obtain a credit facility.

    Net cash used in operations of $27.1 million in fiscal 1997, $29.5 million in fiscal 1998, $17.4 million in fiscal 1999 and $5.7 million in the three months ended September 30, 1999 resulted primarily from net losses of $28.9 million, $29.5 million, $19.6 million and $5.0 million, respectively. Net cash used in investing activities of $519,000 in fiscal 1997, $631,000 in fiscal 1998, $650,000 in fiscal 1999 and $599,000 in the three months ended September 30, 1999 resulted from capital expenditures on personal computers and servers that support our online travel operations. At September 30, 1999, we had no material commitments for capital expenditures, but we expect our capital expenditures for fiscal 2000 to be approximately $4.0 million.

    We have multi-year agreements with certain travel service providers that make available the services accessed through our websites. Under these agreements, we pay monthly service fees to the service providers based on the volume of activity. Additionally, we are party to a cooperative advertising agreement with one of our airline licensees that requires us to set aside a portion of the proceeds from transactions to be used for joint advertising initiatives. These commitments amounted to $87,000 in fiscal 1998 and $245,000 in fiscal 1999.

    We are a party to a carriage and cross-promotion agreement with Microsoft for premium placement of Expedia.com on the Microsoft Network internet site ("MSN"). We are required to make payments of $167,000 per month under this agreement. We are also party to a services agreement with Microsoft which requires us to make minimum payments of approximately $365,000 per month. In addition, we will be obligated to pay additional amounts based on our headcount and usage of services under the services agreement. These additional amounts would approximate $450,000 per month based on our headcount of approximately 150 employees at September 30, 1999. These additional payments may increase if our headcount increases. Net payments to Microsoft for operating and allocated expenses have historically been recorded as a contribution from owner. Following the consummation of this offering, we will be

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required to pay Microsoft for the services received under the services agreement and begin managing our own working capital. As a result, the levels of recorded accounts payable and accrued expenses will be higher than those in the historical financial statements. See "Certain Relationships and Related Transactions--Our Relationship with Microsoft."

    We have never held derivative financial instruments nor had debt outstanding at any time. Accordingly, we have not been exposed to near-term adverse changes in interest rates, foreign currency exchange rates or other market prices. We may however be subject to such adverse changes if we incur debt or hold derivative financial instruments in the future. Additionally, we do not expect inflation to have a material effect on our results of operations.

Year 2000 Issues

    In the year 2000, we could encounter system and processing failures of date-related data because our computer-controlled systems may use two digits rather than four to define the applicable year. This could result in system failure or miscalculations. If this were to happen, we would experience disruptions of our operations including a temporary inability for us to process reservations on our websites or to engage in similar normal business activities.

    Our operations could also be harmed if the information technology systems or other systems that we operate or that are operated by third parties are not year 2000 compliant. We have completed an assessment of our internal and external information technology and other systems. This assessment included joint large scale tests with our key service providers, Worldspan and Online Fulfillment Services. We have also already processed travel reservations for travel in the year 2000 across many hundreds of different travel suppliers. Based on the results of our assessment, we are not aware of any year 2000 problems relating to our systems or third parties' systems that would have a material effect on our business, results of operations or financial condition. We are aware of one issue that could have a material effect on our corporate travel booking product, which is scheduled to be corrected by the end of November 1999.

    We anticipate that costs associated with fixing any information technology or other systems will not exceed $100,000. To date, our costs for assessing, remediating and developing a remediation plan relating to year 2000 issues have not been significant. We do not currently expect that our financial condition or results of operations will be adversely affected by the year 2000 issue. However, our financial condition or results of operations could be adversely affected if:

  .   our systems are not converted in a timely manner

  . the systems of other companies on which our systems rely are not converted in a timely manner

  . other companies do not convert their systems at all or in a manner compatible with our systems

    If our assessment is finalized and there are no additional material systems we operate or that are operated by third parties that are found to be non-compliant, the worst case year 2000 scenario is a systemic failure beyond our control. This failure could include a prolonged telecommunications, Internet or electrical failure. Such a failure could affect our business by:

  .   preventing us from operating our business

  .   preventing users from accessing our websites

  . changing the behavior of advertising customers or persons accessing our websites

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    If such a failure were to happen, we believe that the primary business risks would include any or all of the following:

  .   lost sales

  .   increased operating costs

  .   loss of customers or persons accessing our websites

  .   business interruptions of a material nature

  .   claims of mismanagement, misrepresentation or breach of contract

    Any of the above business risks could have a material adverse effect on our business, results of operations and financial condition. We do not intend to create a contingency plan to address such risks.

Recent Accounting Pronouncements

    In March 1998, the AICPA issued Statement of Position ("SOP") 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." SOP 98-1 will be effective for fiscal 2000. SOP 98-1 provides guidance on accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. We will begin capitalizing these costs in fiscal 2000 although we do not expect them to be material.

    In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 is effective for fiscal 2000. This SOP provides guidance on the financial reporting of start-up costs and organization costs. It requires the costs of start-up activities and organization costs to be expensed as incurred. We were incorporated in fiscal 2000 and our organization costs were expensed as incurred.

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

                                   BUSINESS

Business Overview

    We are a leading provider of branded online travel services for leisure and small business travelers. We operate our own website, located at Expedia.com, with localized versions in the United Kingdom, Germany and Canada. We offer one-stop travel shopping and reservation services, providing reliable, real-time access to schedule, pricing and availability information for over 450 airlines, 40,000 hotels and all major car rental companies. Our websites' consumer-oriented interfaces enable consumers to make informed choices about their travel purchases by providing quick and easy access to travel information and content, 24 hours a day, 7 days a week.

    Our global travel marketplace enables travel service suppliers to extend their marketing reach online. Through our websites, suppliers can reach a large, global audience of consumers who are actively engaged in planning and purchasing travel. Suppliers can pursue a range of innovative, targeted merchandising and advertising strategies designed to increase revenues, while at the same time reducing transaction and customer service costs. We also license components of our technology and editorial content to selected airlines and American Express as a platform for their websites.

    Since launching our online travel service in October 1996, we have experienced significant growth in our traffic and the amount of travel purchased through our websites. As of September 30, 1999, over $790 million in airline ticket purchases and hotel and car rental reservations had been made through our websites by over 930,000 customers and 7.5 million users had registered on our websites. In addition, as of September 30, 1999, over $500 million in airline ticket purchases and hotel and car rental reservations had been made through the websites of our licensees by over 470,000 customers and
5.5 million users had registered on the websites of our licensees.

Industry Background

Growth of the Internet and Online Commerce

    The Internet is dramatically changing the way that consumers and businesses communicate, share information and buy and sell goods and services. The Internet's broadly distributed and easily accessible environment creates the ideal foundation for new online marketplaces, which provide increased search efficiency, comprehensive information and competitive pricing. In an online environment, consumers have access to information and software tools that enable them to evaluate and compare product and service offerings, community forums within which to discuss relevant experiences and preferences and tools to complete e-commerce transactions. In addition, suppliers can extend their online marketing reach to a larger base of potential customers and can efficiently target those customers who are most likely to buy their products and services. The Internet brings efficiencies to markets characterized by the presence of large numbers of geographically dispersed buyers and sellers and purchase decisions involving large amounts of information from multiple sources. We believe that the worldwide travel industry, which exemplifies these characteristics, is especially well-suited to benefit from increased Internet and e-commerce adoption.

The Worldwide Travel Industry

    The travel industry is very large in terms of both dollars spent and number of participants. According to the United States Department of Transportation, there will be over 700 million air passengers worldwide in 1999, rising to one billion air passengers in 2010. The World Travel and Tourism Council estimates that spending on travel and tourism worldwide will reach $3.7 trillion in 1999, growing to $7.5 trillion in 2010. According to the World Travel and Tourism Council, approximately 72% of the revenues in this market are attributable to personal travel and tourism.

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    Consumers planning and purchasing a trip generally engage in a predictable process that begins with consideration of destinations, dates and budgets and progresses to a series of purchase decisions involving transportation, accommodations and destination activities. This planning and purchasing process is inefficient due in large part to the limitations of the infrastructure of the traditional worldwide travel industry, which causes consumers to spend a significant amount of time piecing together the information they need to plan and purchase a trip. One critical reason for this inefficiency is the absence of a central source of comprehensive travel information that addresses all stages of the planning process and incorporates a reliable and secure purchasing process. As a result, consumers, especially to the extent they are price sensitive, frequently consult multiple sources, such as guidebooks, magazines, travel agents, friends, co-workers and disparate travel suppliers, to shop for each element of their trip.

    Travel suppliers located around the world compete for business from travel consumers. This supplier community includes hundreds of airlines, thousands of hotels, dozens of car rental companies, numerous vacation packagers and cruise lines and hundreds of thousands of destination services merchants such as restaurants, attractions, and local transportation and tour providers. These suppliers spend substantial amounts of money to reach and attract potential purchasers. For example, according to the Air Transport Association, the combined revenue of United States airlines in 1997 was $109 billion, and the airlines spent an average of 13% of total revenues on promotions and sales expenses. The fragmented nature of the global consumer travel market makes it difficult and inefficient for suppliers to target those consumers with the greatest propensity to purchase travel services. Traditional advertising channels, such as print, television and radio, do not eliminate inefficiency because only a limited portion of any traditional advertising audience is planning a trip at the time the advertisement is run.

    Consumers and suppliers have traditionally relied on travel agents as intermediaries. However, traditional travel agents are often unable to reduce the inefficiencies of the travel market. We believe that many traditional travel agents cannot provide consumers with a reliable, personalized source for comprehensive travel information. Although traditional travel agents generally have access to comprehensive information on the availability and pricing of airline seats through computer reservations systems such as Worldspan, Sabre and Apollo, time and resource constraints frequently make it difficult for travel agents to provide consumers with the full set of options available in a given computerized reservation system. Furthermore, due to budgetary or time constraints, traditional travel agents often have limited access to other sources of travel information such as consumer ratings, editorial content or information about destination services. In addition, productivity demands often restrict the amount of time traditional travel agents can spend with any single customer to learn about preferences and tailor recommendations. As a result, many consumers hesitate to rely solely on traditional travel agents and consult multiple sources to plan and purchase trips.

    The traditional travel agency channel also does not provide suppliers with an efficient distribution network. Computerized reservation systems are effective in maintaining information about travel inventory, such as airline seats or rental cars, that does not require extensive description. However, these databases are not well-suited to maintaining detailed information about travel inventory such as resorts, cruises and vacation packages that is difficult to understand and sell in the absence of more descriptive editorial or visual material. In addition, it is difficult and inefficient for suppliers to use traditional travel agents as a distribution channel because the travel agency market is fragmented and the cost of training and servicing travel agents is high.

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Our Opportunity

    The emergence of the Internet provides new opportunities for travelers and suppliers to find one another. Travel has already become the largest online retail category with users making an estimated $7.8 billion in airline ticket purchases and hotel and car rental reservations through travel websites in 1999, growing to $32 billion in 2004, according to Forrester Research. Travel suppliers are beginning to sell their inventory directly from their websites, and third-party providers of travel services have emerged online. Some of these third parties attempt to replicate the traditional travel agency experience on the Internet, some focus on providing travel-related content and others offer a less comprehensive travel service as a part of a larger e-commerce effort. Each of these solutions is incomplete because it does not address fundamental consumer requirements for comprehensive information and reliable service integrated with a secure and efficient means to complete a purchase.

    A significant opportunity exists for a new online global travel marketplace that brings consumers and travel suppliers together, enables consumers to find and act more easily upon a diverse selection of travel information and enables suppliers to market and distribute their products and services more efficiently. To be successful, this new travel marketplace must offer consumers a blend of content, community, commerce and customer service, delivered in a highly reliable and personalized manner. It must scale to accommodate growth in users and it must be international in scope and localized by region, creating a new and efficient channel for local and global travel suppliers to reach consumers who are actively engaged in travel planning and purchasing.

Our Solution

    We have created a leading online marketplace for researching, buying and selling travel-related services. Our Internet-based travel marketplace offers consumers a convenient, comprehensive and personalized source of travel information and services and satisfies the needs of a broad range of travel suppliers to market and sell their services cost-effectively to a large, global audience that is actively engaged in planning and purchasing travel services. We have built an underlying technology infrastructure that enables buyers and sellers to transact in a reliable, scalable and secure environment.


Leading Travel Services Marketplace

    Expedia.com, our travel website aimed at the United States consumer market, brings together a large base of consumers and travel suppliers. According to Media Metrix, Expedia.com was the #1 most visited Internet travel site in each month from April 1999 through September 1999, and in September attracted approximately 4.1 million unique visitors. On our websites, we feature the services of more than 450 airlines, 40,000 hotels and all major car rental companies. We also offer consumers access to dozens of vacation and cruise suppliers and to an increasing number of local destination services providers. In the fiscal quarter ended September 30, 1999, approximately $193 million in airline ticket purchases and hotel and car rental reservations were made through our websites. In addition, for the fiscal quarter ended September 30, 1999, approximately $129 million in airline ticket purchases and hotel and car rental reservations were made through the websites of our licensees.

Compelling Value for Consumers

    We believe that consumers value Expedia services because we provide the control, flexibility and access to information necessary for them to identify competitive prices for a wide range of travel options, to evaluate and purchase travel-related services at any time of day or night and to enhance the travel planning experience with high-quality editorial content. Our travel marketplace is also designed to be

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

more convenient, comprehensive and personalized and delivers a higher quality of service than alternative travel planning and purchase methods. Expedia.com and our localized international websites offer a unique blend of content, community, commerce and customer service, enabling consumers to easily identify, evaluate and purchase travel services in a single location and a secure, reliable transactional environment.

Compelling Value for Travel Suppliers

    Recognizing the limitations of traditional travel solutions for suppliers, we have worked with our suppliers to design our websites to address their specific needs on both a local and multinational basis. Through our websites, suppliers worldwide can reach a large audience of consumers who are actively engaged in planning and purchasing travel. Suppliers can pursue a range of innovative, targeted merchandising and advertising strategies designed to increase revenues while at the same time reducing transaction and customer service costs. Suppliers can also use remote inventory management tools located on our ExpediaPartners.com website, to introduce new products, services and promotions quickly and easily. In addition, we are creating an aggregated, secure database of customer purchase and shopping patterns that will allow suppliers to offer more tailored services through our marketplace while preserving consumer privacy.

Global Reach and Presence

    We designed our travel marketplace to be global. Localized versions of our websites accommodate not only differences in language and culture, but also differences in travel purchase behavior and supplier inventory preferences. These localized websites, such as Expedia.co.uk in the United Kingdom and Expedia.de in Germany, are designed to replicate Expedia.com's success in addressing the needs of both consumers and suppliers in the United States market. For example, because negotiated fares are important to consumers in the United Kingdom, we developed a custom airfare pricing engine that allows us to offer unique integration of negotiated fares with published fares in a single display.

Reliable, Secure and Scalable Technology Platform

    We have designed our platform to provide a high level of reliability, security and scalability. Our multi-layered platform design allows us to deliver a high-performance website capable of managing high transaction volumes and ensuring reliable access for our customers and suppliers. We also offer advanced security features, maintain excess capacity to handle peak traffic loads in the rapidly expanding online travel market and have built dedicated distributed storage for critical data such as customer profile information. Our technology leadership and the scalability of our platform have enabled us to generate revenue by licensing core parts of our platform to Continental Airlines, Northwest Airlines and American Express.

Superior Business Model

    We have created a multi-dimensional business model, which we believe has several advantages relative to traditional and other online travel vendors. Because our marketplace is Internet-based, we are able to support substantial growth in transactions with a smaller staff than required by a traditional travel agency experiencing similar growth and without a large network of physical retail outlets. We also have a more diversified stream of revenues than our principle online competitors. Our revenues come from transactions, advertising and licensing, creating multiple growth opportunities.

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

Strategy

    Our objective is to enhance our position as a leading online global travel marketplace. The key elements of our strategy are as follows:

Increase Brand Awareness

    We plan to increase brand awareness among consumers by pursuing an aggressive brand development strategy. We have not yet pursued a substantial brand-building campaign and less than 10 percent of our traffic reaches our websites through our advertisements. To build on this success, we intend to launch a brand-building campaign that will include a substantial advertising presence in both online media and traditional media, such as print, radio and television. We will also continue to offer co-branded promotions with selected suppliers and to pursue targeted press coverage.

Enhance Supplier Relationships

    Investing in and building on strong supplier relationships are crucial to the success of our business. We will continue to work with suppliers to develop new advertising and promotional inventory for our websites and new tools, such as our Vacation and Cruise Wizards, to facilitate suppliers' entry of pricing, availability and description information directly into our marketplace. We will also work with suppliers to develop new distribution channels that address their needs. For example, in September 1999, we launched our new Hotel Price Matcher service. This service allows hotels in major markets to fill unsold rooms in a way that minimizes the impact on their existing rate structures. We have also addressed supplier needs specific to our international websites, such as specific supplier offers on our Holiday Shop section of our United Kingdom website. In addition, to extend our share of the emerging online advertising market, we are establishing a dedicated media advertising sales force to service the United States and international markets to raise our worldwide profile in the advertising and travel industries.

Enhance Technology Platform and Product Functionality

    We plan to continue to enhance the underlying infrastructure and functionality of our websites.

  . Scalability, Security and Reliability. We have invested heavily in core infrastructure with the objective of eliminating downtime on our websites. The operation of our own websites and those of our licensees has given us extensive experience at handling rapid increases in transaction volumes. We are also planning to move certain mission-critical processing activity from the mainframes of computerized reservation systems to more flexible and cost-effective servers based on the Windows NT platform.

  . Feature Differentiation. We will continuously update new software features and editorial content to our websites. We believe increasing the level of personalization in our marketplace is critical to providing a rich consumer experience and more efficient and targeted merchandising and advertising opportunities for suppliers. We will also continue to develop features that meet the needs of specific market segments, such as small business travelers. We are improving the accessibility of our websites through various Internet access channels, such as wireless hand-held devices, and are providing multimedia applications.

Expand Internationally

    We operate localized websites in the United Kingdom, Germany and Canada. We selected these countries due to their large travel markets and the rapid growth of online commerce in these markets. According to the World Travel and Tourism Council, spending on travel and tourism is expected to be $209 billion in the United Kingdom, $301 billion in Germany and $111 billion in Canada in 1999, rising

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to $380 billion in the United Kingdom, $557 billion in Germany and $212 billion in Canada in 2010. We plan to extend our international presence by entering other important travel markets, after evaluating both the size of the local travel market and the popularity of online commerce. Potential markets for expansion include other major European markets, Japan and other Far Eastern markets. In developing customized websites in these and other international markets, we will continue to draw on our experience in the United States with technology, user interface and supplier relationships while tailoring our international websites to specific characteristics of each local marketplace.

Broaden our Marketplace Into New Travel Services Categories

    We plan to expand our travel service offerings to include more complex travel products and destination service offerings. Currently, the majority of our transaction revenues are derived from sales of airline tickets, with a smaller percentage represented by hotel reservations and car rentals. We plan to extend our offerings in each of these core segments and expand the range of offerings into other segments. For example, we intend to enable online booking for cruises and vacation packages, including proprietary vacation packages. Other new travel services categories may include offering additional price matching features, retailing travel-related goods such as luggage and accessories, selling travel insurance and entering into strategic relationships with third-party providers of ground transportation, tours and similar services.

Our Websites

Expedia.com

    Through our Expedia.com website, customers can easily access the wide selection of our online travel services to shop for and book airline tickets, car rentals and hotel reservations, and to search and book the offerings of selected vacation packagers, cruise lines, specialty lodging providers and travel-related retailers.

    For consumers engaging in travel planning, we feature extensive editorial content covering over 350 popular destinations, travel advice and recommendations from acknowledged industry experts, feature articles on specific destinations and specialty travel sections geared to the needs of specific groups such as families and business travelers. Consumers looking for advice from fellow travelers can take advantage of extensive community interaction, including bulletin boards and chat rooms. To accommodate the needs of consumers who are searching for price and availability information, we complement our core flight, hotel and car rental shopping and purchase functionality with a number of powerful comparison shopping tools. After building a specific itinerary, customers can complete the purchase of airline tickets, hotel rooms or car rentals by entering credit card and address information. Customers instantly receive email confirmation of the purchase and are directed via links on our website to explore relevant destination information and take advantage of our proprietary Expedia Maps. We also provide a twenty-four hour toll-free customer service center that customers can call for assistance.

    Using our websites, consumers and suppliers engage in a heavy volume of transactions across multiple systems and networks. We rely on third-party computer systems and third-party service providers, including the computerized central reservation systems of the airline, hotel and car rental industries. The nature and size of the reservation process require frequent expansion of our operations, and upgrades of our systems and infrastructure in order to deal with the increasing number of customers and travel suppliers. Upgrades are also required to enable the enhanced features and functionality which we need to compete in our industry. The complexity of these processes and the multiple parties involved result inevitably in our customers and suppliers occasionally encountering problems in accessing or distributing information through our marketplace or in completing transactions.

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  Commerce

    The core Expedia.com feature set provides consumers with access to purchase information such as reliable price comparisons, availability and itinerary details, an integrated purchase path and post-purchase confirmation.

     . Flight, Hotel and Car Wizards. Consumers can search for and compare airline, rental car and hotel room pricing and availability information and can also purchase tickets, make reservations and obtain additional information on hotels in our hotel directory.

     . Vacation and Cruise Wizards. These tools search a proprietary database of vacation and cruise packages. The content of this database is regularly updated by suppliers using the inventory management tools offered on ExpediaPartners.com.

     . Hotel Price Matcher. This shopping tool offers consumers the ability to request specific prices for hotel rooms in popular cities, such as New York, San Francisco and Las Vegas. We search our proprietary database of negotiated hotel rates for available rooms that can fulfill consumer requests.

     . Fare Tracker. This service enables subscribers to specify three routes and receive updates on special fares and offers via weekly email as well as via a personalized summary on our website. As of September 30, 1999, we had over 3.9 million Fare Tracker subscribers.

     . My Travel. This personalization feature enables consumers to define a personal travel page which provides easy access to existing travel itineraries and personal profiles. My Travel encourages consumers to return to Expedia.com and build an ongoing customer relationship.

     . Mileage Miner. Working with a third-party partner, Expedia.com helps consumers manage their frequent flyer programs online.

  Content

    Consumers can use our editorial content extensively at the beginning of the travel planning and purchase process for researching destinations and travel tips. Consumers can also use content more extensively after they have purchased travel as a way to gain more insight before their trip begins. Some examples of content include:

     . World Guide. Expedia.com offers consumers a library of destination information on over 350 popular destinations around the world, based on content purchased from the publishers of the Fieldings and Moon guidebook series and updated by the Expedia.com editorial staff.

     . Expedia Maps. We maintain a proprietary database of street maps of the United States and highway maps for the rest of the world that we offer as stand-alone applications and that we integrate with other features such as the Hotel Wizard.

     . Specialty Travel Sections. Expedia.com has recently launched two new editorial sections that target families and business travelers. We intend to launch new editorial sections that target other consumer groups in response to perceived consumer and advertiser demand.

     . Travel Features. We provide travel content that uses multimedia technologies such as 360-degree photography and video clips. We also offer editorial features on travel destinations and other special interest travel topics.

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     .   Travel News. We provide regularly updated information on fare sales, changing travel conditions and specific weather and security advisories.

     . Flight Information. Consumers can use this feature to check the expected arrival times of flights in progress.

     . Directory of Web Links. To extend our own travel research tools, we offer consumers a selection of links to useful travel-related and destination-related websites.

     . Expedia Radio. We work with a licensee that produces a travel-related radio show, Expedia Radio, that is broadcast in 40 markets in the United States. Expedia.com visitors can play Expedia Radio audio content from our website.

     . Search. Our proprietary search engine allows consumers to generate a quick list of information relating to a particular destination or travel theme, such as Hawaii or scuba diving.

  Community

    Because one of the best resources for travel recommendations is other travelers, we have developed features to encourage a sense of community among the four million consumers who visit Expedia.com in a typical month. Some examples of our community services are as follows:

     . Fare Compare. This benchmarking feature allows consumers to review airfares that other Expedia.com consumers have found on particular routes.

     . Chat Rooms. Expedia.com visitors can communicate directly with one another in chat rooms maintained by Microsoft through MSN.com.

     . Bulletin Boards. Travelers can post their questions and answers on bulletin boards maintained by Microsoft through MSN.com and moderated by travel experts on contract to Expedia.com.

     . From Experience. This section of our website contains feedback from travelers organized according to destination.

  Customer Service

    We strive to provide superior service to our customers to enhance their experience and to assist them with travel plans.

     . Telephone and Email Service Center. Expedia contracts with Online Fulfillment Services to provide toll-free 24-hour telephone and email customer service. Over 200 trained travel agents and service personnel staff the customer service center.

  Supplier Functionality

    We offer an array of functionality to address the specific needs of our travel suppliers.

     . Promotional and Advertising Inventory. We provide advertising banners and other placements throughout the website. Suppliers participating in the Expedia Travel Network have access to a wide variety of promotional opportunities, including front-page placement, travel category targeting, inclusion in our Special Deals database and access to our Vacation and Cruise Wizard database.

     . Inventory Management Tools. We enable selected suppliers to upload information related to vacation and cruise packages into a proprietary database maintained at ExpediaPartners.com. This inventory is then available on our website.

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     .   Email Promotions. We work with suppliers to tailor email-based promotions for selected segments of our customer base.

International Websites

    We offer localized websites in the United Kingdom, Germany and Canada.

  Expedia.co.uk

    In the United Kingdom, we operate a leading online travel service at Expedia.co.uk. This marketplace offers a number of features customized to the needs of consumers and suppliers in the United Kingdom, such as:

     . Negotiated Fares. We offer fares negotiated with airlines by MTG Limited UK (Thomas Cook) and integrate both negotiated and published fares in a single display.

     . Holiday Shop. This service allows customers in the United Kingdom to browse vacation package offerings leaving from the United Kingdom.

     . Localized Customer Service. Expedia.co.uk customer service is provided by MTG Limited UK (Thomas Cook) in the United Kingdom and is tailored to the needs of United Kingdom travelers.

     . Localized Editorial Content. The editorial advice and feature articles offered on the United Kingdom website are developed with a British point of view. Though we use content developed for the United States market where appropriate, our goal is to offer a local product to the United Kingdom travel market.

     . United Kingdom Strategic Relationships. We have developed strategic relationships in the United Kingdom with British Airways, MTG Limited UK (Thomas Cook) and the local service of AOL, among others. These relationships enable us to expand our localization features such as negotiated fares, provide local editorial content and extend our regional distribution channels.

     . Travel Insurance. We offer travelers the ability to purchase travel insurance in the United Kingdom through our website.

  Expedia.de

    In Germany, we recently launched a new website at Expedia.de. In addition to relevant language and currency changes, other features on our website include:

     . Package Tours Database. Because package tours are a popular vacation purchase in Germany, we provide customers with an interface to a third-party database of packaged tour inventory.

     . Negotiated Fares. We offer fares negotiated with airlines by Deutsches Reiseburo and integrate negotiated and published fares in a single display on our website.

     . Localized Customer Service. Expedia.de customer service is provided by Deutsches Reiseburo in Germany and is tailored to the needs of German travelers.

     . Localized Editorial Content. The editorial advice and feature articles offered on Expedia.de are developed with a German point of view. Therefore, most of our feature articles and editorials are not translations of articles that run on Expedia.com but instead are original German articles.

     . German Strategic Relationships. We have developed strategic relationships in Germany with Lufthansa, Touristik Union
         International and Deutsches Reiseburo, among others.

     . Travel Insurance. We offer travelers the ability to purchase travel insurance in Germany through our website.

  Expedia.ca

    In Canada, we operate Expedia.ca, which is similar to Expedia.com, with localized currency and date formats. This website offers a number of features to address the needs of the Canadian marketplace, including localized customer service.

Licensing of Expedia Products

    We license components of our technology and editorial content to selected airlines and American Express as a platform for their websites. We may in the future offer licenses to additional airlines, other travel suppliers and other corporate travel agencies. Licensing selected components of our technology allows us to participate in online bookings whether they are placed through airline websites and corporate travel agencies or on our websites.

Licensing of Travel Website Technology to Airlines

    Our current airline licensees include Continental Airlines and Northwest Airlines. Airlines license technology from us in order to take advantage of our reliable, scalable infrastructure, to leverage our large development investment and to avoid the cost of building and maintaining dedicated internal development and testing teams. We deliver a subset of the features included on our websites and develop some features specifically to address the needs of suppliers distributing inventory directly from their own websites. Some examples of functionality provided to licensees include:

  . Core Shopping and Purchasing Technology. Licensees use our technology to enable shopping and purchasing of airline tickets and making of car rental and hotel reservations.

  . Broad Customization. Licensees are able to control the setting of over 200 parameters to customize their websites.

  . Electronic Coupon Redemption. Selected airline licensees have the ability to redeem coupons electronically.

  . Selected Editorial Information. Licensees have access to our World Guide library of destination information, but not to our daily news features and other editorial content that is closely identified with the Expedia brand.

Licensing of Travel Website Technology to Corporate Travel Agencies

    Our initial corporate travel agency licensee is American Express. Corporate travel agencies can use our technology to increase efficiency by providing automated travel policy enforcement and negotiated rate management tools. In addition to a substantial subset of the features included on our websites, we also deliver features designed to address the needs of corporate travel agencies. Some examples of functionality provided to licensees include:

  . Core Shopping and Purchasing Technology. Licensees use our technology to enable shopping and purchasing of airline tickets and making of car rental and hotel reservations.

  . Negotiated Rate Management. Corporate travel managers can upload negotiated rate agreements with airline, hotel and rental car suppliers in order to have those rates available to employees.

  . Policy Enforcement Tools. Corporate travel managers can incorporate travel policies into the displays used by employees to book business-related travel. Employees attempting to book travel that conflicts with corporate policy can be notified online, asked for explanations and offered alternatives.

  . Shared Itinerary Management. Employees can designate travel arrangers, typically administrative assistants, and can make selected itineraries available for intracompany use in order to facilitate group and small meeting travel.

  . Selected Editorial Information. Licensees have access to our World Guide library of destination information, but not to our daily news features and other editorial content that is closely identified with the Expedia brand.

Strategic Relationships

    We pursue strategic relationships to increase our access to online customers, to build brand recognition and to expand our online presence. To date, we have established the following alliances, among others, for distribution and product enhancement:

Strategic Customers

  . Continental and Northwest. We license components of the technology underlying our websites to these airlines to run transaction engines on their websites.

  . American Express. American Express licenses components of the technology underlying our websites on a non-exclusive basis to over 140 of its large corporate customers as "AXI--American Express Interactive."

Strategic Vendors

  . Worldspan. Worldspan, our primary computer reservation service provider, processes a substantial majority of airline ticket and car rental reservations for Expedia.com, a portion of airline ticket and car rental reservations for our websites in the United Kingdom, Germany and Canada, and a portion of the hotel reservations for our websites.

  . World Travel Partners. World Travel Partners' subsidiary, Online Fulfillment Services, provides telephone and email customer support and provides mailing and other fulfillment services for Expedia.com. World Travel Partners was the fourth largest travel agency in the United States in 1998, according to Travel Weekly, focusing on corporate travel services.

  . Pegasus. Pegasus is our primary provider of connectivity to hotel reservation systems for both our Hotel Wizard reservations channel and our Hotel Price Matcher service.

  . MTG Limited UK (Thomas Cook). Thomas Cook, a leading travel agency in the United Kingdom, is our primary customer service and negotiated rates provider in the United Kingdom.

  . Deutsches Reiseburo. Deutsches Reiseburo, a leading travel agency and tour operator in Germany, is our primary customer service and negotiated rates provider in the German market.

  . Microsoft. Microsoft supplies us with premium placement on the MSN.com website, the Hotmail email service and the WebTV platform. Microsoft also supplies us with technology and systems infrastructure under license agreements. MSN.com is the third most visited site on the Internet, attracting over 28 million unique visitors in August 1999 according to Media Metrix. Hotmail, with over 30 million active monthly users in August 1999, is one of the largest email systems in the world, and WebTV is one of the largest providers of television-based Internet access.

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

Technology

    We believe that the quality of our technology differentiates our websites from those of our competitors. Our goal has been to build a reliable, scalable and secure environment for consumers to plan and purchase travel. Since inception, we have supported substantial growth in traffic, commerce and advertising inventory with our present architecture.

    A single software code base supports our United States and international websites, including those of our licensees. This approach allows us to efficiently distribute central code base improvements to benefit multiple services where appropriate. Our core booking engine connects to each of the four major computer reservations systems: Worldspan, Sabre, Apollo and Amadeus, giving our websites and our licensees the ability to choose which computerized reservation system to support.

    We have built a multi-layered system using powerful and expandable Internet hardware and software. From inception, we have distributed functionality across multiple layers of our platform. One layer handles the demands of serving webpages. Another layer manages the demands of high-volume message traffic between our servers and those of our suppliers and intermediaries. A third layer manages storage of critical data such as customer profiles, marketing database information and editorial content. Our hardware consists of multiple Compaq Proliant servers. Our data center is connected to the Internet through the equivalent of eight T3 connections. Microsoft Back Office technology, including Windows NT, SQL Server and Internet Information Server, is the foundation for our operating service software. Multiple redundant servers support each key layer of the architecture to help manage heavy user traffic. Microsoft hosts substantially all of our systems, software and hardware.

Consumer Marketing

    We believe that important drivers of our business are our ability to attract visitors to our websites, our ability to convert those visitors into purchasing customers and our ability to convert first-time purchasers into repeat customers. We plan to continue to attract new visitors to our websites by increasing our brand enhancement efforts and promotional advertising, both online and in traditional television, radio and print media, and by continuing to work with influential press and industry analysts. Our strategy to convert visitors into purchasers includes a combination of broad purchase-related promotions, increased emphasis on merchandising of available offers and increased efforts to work with our travel suppliers to offer superior selection and quality of travel inventory. We plan to convert first-time purchasers to repeat customers by focusing on enhanced customer satisfaction and new personalization features and launching a loyalty program.

Sales and Supplier Relations

    Our sales efforts are directed toward building long-term relationships with the travel supplier community and key advertising partners, including advertising agencies. We are expanding our sales force to extend our national sales coverage and to build a dedicated advertising sales force. Our salespeople make frequent sales calls at advertiser and supplier offices and attend trade shows, conferences and other industry events. Our sales efforts are complemented by public relations and other channel marketing efforts, including advertisement placements in industry trade publications.

    We have contracted with a third party to sell hotel listings in our hotel directory. We are working to resolve an issue that relates to whether the party is entitled to a portion of our revenues from hotel advertising sales in other areas of our websites under the terms of the applicable agreement.

Competition

    The online travel services market is new, rapidly evolving and intensely competitive, and we expect competition to increase. We compete on the basis of service, merchandising, reliability, amount and accessibility of information and breadth of products and services offered. We make available to our customers a wide range of products and prices offered by our travel suppliers.

    In the United States, we compete primarily with online travel services and with traditional travel agent distribution channels. In the online travel services market, we compete with other entities that maintain commercial websites providing online travel services, such as Travelocity (operated by Sabre), Preview Travel, CheapTickets.com, Cendant Corporation, TravelWeb (operated by Pegasus), GetThere.com, Biztravel.com (operated by Rosenbluth Travel) and Trip.com. Travelocity has recently announced its intention to acquire Preview Travel. We also compete with companies that offer travel as part of a larger electronic commerce portfolio, such as Priceline.com and Yahoo. Several traditional travel agencies, including larger travel agencies such as Uniglobe Travel and Carlson Wagonlit Travel, have established, or may establish in the future, commercial websites offering online travel services. We also compete with many of these same parties and others in the licensing of technology to airlines and corporate travel agencies.

    Internationally we compete with a different set of participants in each market, ranging from traditional travel agents, market-specific websites and global competitors, including Travelocity, GetThere.com and Leisure Planet, which have expanded beyond the United States market. In the United Kingdom, local online competitors include Deckchair.com, e-bookers and A2Btravel. In Germany, local online competitors include Travelchannel.de and iFAO.

    As the market for online travel services grows, we believe that the range of companies involved in the online travel services industry, including travel suppliers, traditional travel agencies, travel industry information providers, online portals and e-commerce providers, will increase their efforts to develop services that compete with our websites. Many airlines and other travel suppliers offer travel services directly through their own websites, including services from other travel suppliers. We are unable to anticipate which companies will offer competitive services in the future. As the market for online travel service grows, we believe that companies involved in the travel services industry will increase their efforts to develop services that compete with our services. We cannot assure you that our online operations will compete successfully with any current or future competitors.

Proprietary Rights

    Our intellectual property rights relate to trademarks and domain names associated with the name "Expedia" and copyrights and other rights associated with our websites, our software and other aspects of our business and technology. We rely on trademark and trade secret protection law, copyright law and confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights. We pursue the regulation of certain of our key trademarks and service marks in the United States and internationally.

    We license the right to use some of Microsoft's retail products and other technology pursuant to our license agreements with Microsoft. In addition, we license, on a perpetual and royalty-free basis, patent rights from Microsoft that relate to our business. See "Certain Relationships and Related Transactions-- Our Relationship with Microsoft; License Agreements."

    We license components of our travel website technology and editorial content to selected airlines and American Express. In addition, we license trademark rights to the Expedia brand to a third party who operates Expedia Radio and to Microsoft for use with some of its software products. We may license other intellectual property rights to third parties in the future.

Government Regulation

    The laws and regulations applicable to the travel industry affect us and our travel suppliers. We must comply with laws and regulations relating to the sale of travel services, including those prohibiting unfair and deceptive practices and requiring us to register as a seller of travel, to comply with disclosure requirements and to participate in state restitution funds. In addition, many of our travel suppliers and computer reservation systems providers are heavily regulated by the United States and other governments. Our services are indirectly affected by regulatory and legal uncertainties affecting the businesses of our travel suppliers and computer reservation systems providers.

    We must also comply with laws and regulations applicable to businesses generally and online commerce specifically. Currently, few laws and regulations apply directly to the Internet and commercial online services. Moreover, there is currently great uncertainty whether or how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and commercial online services. It is possible that laws and regulations may be adopted to address these and other issues. Further, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws. New laws or different applications of existing laws would likely impose additional burdens on companies conducting business online and may decrease the growth of the Internet or commercial online services. In turn, this could decrease the demand for our products and services or increase our cost of doing business.

    Federal legislation imposing limitations on the ability of states to impose taxes on Internet-based sales was enacted in 1998. The Internet Tax Freedom Act, as this legislation is known, exempts certain types of sales transactions conducted over the Internet from multiple or discriminatory state and local taxation through October 21, 2001. It is possible this legislation will not be renewed when it terminates in October 2001. Failure to renew this legislation could allow state and local governments to impose taxes on Internet-based sales, and these taxes could decrease the demand for our products and services or increase our cost of operations.

Employees

    As of September 30, 1999, we employed a total of 149 full-time Microsoft employees. As of October 25, 1999, 138 previous Microsoft employees have accepted offers of employment from us. Pursuant to our services agreement with Microsoft, we have contracted the services of seven employees who remain employed by Microsoft, until the earlier of May 20, 2000 or our notice that we no longer require the service of the employees. We intend to hire new personnel to replace these contracted employees during this period. In addition, we contract for the services of 45 employees of temporary staffing firms.

    Our ability to attract and retain highly qualified employees will be important to our success in maintaining online leadership. We have a policy of using equity-based compensation programs to reward and motivate significant contributors among our employees. Competition for qualified personnel in our industry is intense. Our employees are not presently represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

    Our employees will continue to participate in Microsoft's various benefit plans. We plan to adopt our own benefit plans for our employees, some of which we will adopt prior to this offering and some of which will be adopted effective January 1, 2000. Our employees who were previously employees of Microsoft will transition into our employee benefit plans over time. Prior to the effective date of these plans, these employees will continue to be eligible for Microsoft's plans.

Properties

    We are headquartered in Redmond, Washington, in space leased from Microsoft. We expect to move in December 1999 to leased space in Bellevue, Washington. This new leased space will consist of approximately 67,000 square feet, housing our principal administrative, sales and marketing, customer service and computer and communications systems facilities. Our lease for this space expires in five years with an option to renew for an additional five-year term.

Legal Proceedings

    On October 13, 1999, Priceline.com Incorporated filed a patent infringement lawsuit against Microsoft and Expedia in the United States District Court for the District of Connecticut. The lawsuit alleges that our Hotel Price Matcher service infringes on a patent held by Priceline.com. The suit also alleges that Microsoft and Expedia engaged in unfair and deceptive acts or practices in violation of the Connecticut Unfair Trade Practices Act. The suit seeks:

  .   unspecified damages, including treble and punitive damages

  .   an injunction against further alleged infringement

  . an injunction from continuing to operate our Hotel Price Matcher or any similar service

  . interest and costs, attorneys' fees and an accounting of the revenue received by Microsoft and Expedia relating to Internet travel services

    We do not believe that the claims made by Priceline.com have merit. Accordingly, we intend to vigorously defend ourselves in this lawsuit. Since the lawsuit was recently filed and discovery has not yet commenced, we are not presently able to estimate the likelihood of an adverse result or the range of possible loss relating to this matter. In the event of an adverse result, we could be required to do one or more of the following:

  .   pay substantial damages, including treble and punitive damages

  . permanently cease use of our Hotel Price Matcher service and any similar service

  . obtain a license for the technology or spend significant resources to develop noninfringing technology

    Any limitation on our ability to market our Hotel Price Matcher service or the costs and potential delays associated with redesigning this service would seriously harm our business, financial condition, results of operation and cash flows.

    On October 7, 1999, Reed Elsevier Inc. filed a complaint in the United States District Court for the District of New Jersey against Microsoft and Expedia. The suit alleges that Microsoft and Expedia materially breached an agreement between Microsoft and Reed Elsevier relating to the development by Microsoft of a hotel directory for the Internet and the sale of Internet advertising in that directory. The suit also alleges conversion and misappropriation of Reed Elsevier's proprietary database, unfair competition, breach of implied covenant of good faith and fair dealing and interference with a business relationship. The suit seeks:

  .   unspecified damages, including punitive damages

  .   a permanent injunction requiring us to comply with the agreement

  . a permanent injunction prohibiting us from offering or selling Internet advertising in the hotel directory or competing with Reed Elsevier in connection with the sale of advertising in the hotel directory and from utilizing a joint database developed pursuant to the parties' agreement.

  . rescission of the agreement, return of all payments made by and all information given by Reed Elsevier under the agreement

  .   costs and attorneys' fees

    Since this lawsuit was recently filed and discovery has not yet commenced, we are not presently able to estimate the likelihood of an adverse result or the range of possible loss relating to this matter. We intend to vigorously defend ourselves in this lawsuit and do not expect the outcome of this lawsuit to have a material adverse effect on our business.

                                  MANAGEMENT

Executive Officers and Directors

    The names, ages and positions of our executive officers and directors as of September 10, 1999 are listed below along with their business experience during the past five years. The business address of all of our executive officers is 4200 150th Ave. NE, Redmond, Washington 98052. Directors will be elected to serve until they resign or are removed, or are otherwise disqualified to serve, or until their successors are elected and qualified. Executive officers of Expedia are appointed by the Board of Directors. No family relationships exist among any of the directors or executive officers of Expedia.

Name                        Age                      Title
----                        ---                      -----
Richard N. Barton..........  32 President, Chief Executive Officer and Director
Byron D. Bishop............  35 Vice President, Product Development
Erik C. Blachford..........  32 Vice President, Marketing
Simon J. Breakwell.........  34 Vice President, Sales
Kathleen K. Dellplain......  40 Vice President, Human Resources
Seth E. Eisner.............  40 Vice President, Operations
Gregory S. Stanger.........  35 Vice President and Chief Financial Officer
Gregory B. Maffei..........  39 Chairman of the Board
Brad Chase.................  39 Director
Gerald Grinstein...........  67 Director
Laurie McDonald Jonsson....  50 Director
Richard D. Nanula..........  39 Director

    Richard N. Barton founded Expedia in 1994. He has served as a Director of Expedia since September 1999. Prior to this, he worked for Microsoft from 1991 to 1994 in various product management roles involving Windows and MS-DOS. Prior to joining Microsoft in 1991, he worked as a strategy consultant for Alliance Consulting Group. Mr. Barton received a B.S. in industrial engineering from Stanford University. Mr. Barton also serves as a director of VacationSpot.com, Inc.

    Byron D. Bishop joined Expedia in 1994 as a founding member, with the principal focus of building and managing Expedia's product development team. Mr. Bishop has been a Microsoft employee since 1986. During this time, he created and managed three other development groups within Microsoft, including the "Windows for Pen Computing" operating system and Microsoft's first handheld operating system. Mr. Bishop received a B.S. in computer science and mathematics from the University of Washington.

    Erik C. Blachford joined Expedia in 1995. Previously, he served as General Manager at Kroll Travel Watch, a travel information services division of Kroll Associates Inc. from 1994 to 1995. Prior to this, he held various marketing and new product development positions at Butterfield & Robinson Travel Inc. from 1989 to 1992. Mr. Blachford received a B.A. from Princeton University and an M.B.A. from Columbia Business School.

    Simon J. Breakwell joined Expedia in 1997. Previously, Mr. Breakwell held various sales positions at British Airways from 1987 to 1993 and various senior sales management positions from 1993 to 1997. During this period, Mr. Breakwell managed sales strategy, distribution, sales technology and commercial agreements with British Airways corporate customers in the United Kingdom. Mr. Breakwell received an Honors Politics Degree from Portsmouth Polytechnic and an M.B.A. from Lancaster University.

    Kathleen K. Dellplain joined Expedia in September 1999. Previously, Ms. Dellplain served as Vice President, Human Resources, for IDX Systems Corporation, a healthcare information technology company, from 1997 to 1999. Prior to this, Ms. Dellplain was the Senior Director, Human Resources, for

PHAMIS, Inc., from 1990 until its merger with IDX Systems Corporation in 1997. She has over 15 years experience in various human resources management positions in health care information systems, health care and manufacturing industries. Ms. Dellplain received a B.B.A. from the University of Hawaii, Honolulu and an M.B.A. from the University of Washington.

    Seth E. Eisner joined Expedia in 1998. Before joining Expedia, Mr. Eisner spent two and a half years within Microsoft's Information Technology Group, serving as Director of Development, and later as Corporate Data Manager. Mr. Eisner also managed all technical and business operations for Sidewalk, Microsoft's Local City Guide from 1997 to 1998. Mr. Eisner joined Microsoft in 1994. Mr. Eisner's work history includes 18 years of experience with IT systems and, in particular, construction and deployment of high performance, real-time transactional systems. Mr. Eisner received a B.S. in mathematics from Washington University, St Louis.

    Gregory S. Stanger joined Expedia in September 1999. Prior to joining Expedia, he served as Senior Director, Corporate Development at Microsoft from 1998 to 1999. Prior to this, he held various positions in Microsoft's Corporate Development department from 1993 to 1998, and elsewhere within Microsoft's Finance Organization from 1991 to 1993. Prior to joining Microsoft, Mr. Stanger worked as an investment banker with PaineWebber from 1987 to 1989. Mr. Stanger received a B.A. from Williams College and an M.B.A. from the University of California at Berkeley. Mr. Stanger serves on the board of directors of E-Stamp Corporation.

    Gregory B. Maffei has served as Chairman of the Board of Directors and a Director of Expedia since September 1999. Since 1997 he has been Senior Vice President, Finance & Administration and Chief Financial Officer of Microsoft Corporation. Previously, Mr. Maffei has held a number of positions at Microsoft, including Vice President of Corporate Development, Treasurer, and Director, Business Development & Investments. Prior to joining Microsoft in 1993, he was with Citicorp Venture Capital, Pay N Pak Stores and Dillon Read. Mr. Maffei received an A.B. degree from Dartmouth College and an M.B.A. from Harvard Business School, where he was a Baker Scholar. Mr. Maffei serves on the board of directors of Ragen MacKenzie and Starbucks.

    Brad Chase has served as a Director of Expedia since October 1999. Since April 1999 he has been Senior Vice President of the Consumer and Commerce Group of Microsoft Corporation. Prior to his current position, since July 1987 Mr. Chase held a number of positions at Microsoft, most recently managing the Windows Marketing and Developer Relations Group. Previously, he managed the marketing and development teams for Microsoft Plus!, served as General Manager for MS-DOS and served in a variety of other management roles at Microsoft in the applications division. Mr. Chase received a B.S. from the University of California at Berkeley and an M.B.A. from Northwestern's Kellogg Graduate School of Management.

    Gerald Grinstein has served as a Director of Expedia since October 1999. Mr. Grinstein has been non-Executive Chairman of Agilent Technologies since 1999 and non-Executive Chairman of the Board of Delta Air Lines, Inc. since 1997. He is also a principal of Madrona Investment Group, L.L.C., a Seattle-based investment company. From 1985 to 1991, Mr. Grinstein held a number of positions at Burlington Northern, Inc. and served as Chairman and Chief Executive Officer from 1991 until his retirement in 1995. He is also a director of PACCAR Inc., Vans, Inc., The Pittston Company and Imperial Sugar Corporation. He previously served as a director of Browning-Ferris Industries, Inc. and Sundstrand Corporation.

    Laurie McDonald Jonsson has served as a Director of Expedia since October 1999. Since 1987 she has served as Chairperson and CEO of Stellar Travel, a Seattle-based travel agency specializing in family, business and cruise vacation travel, and President and CEO of Stellar International, an international investment company. She also co-founded both Sundance Cruises and Admiral Cruises. Ms. McDonald Jonsson serves on the board of directors of the Commerce Bank, the Harvard University, John F. Kennedy School of Government, Women's Leadership Board, and is also chair of Governor Locke's Executive Women's Council, which sponsored the first all-women's trade and study mission to Central Europe. In 1999, she was named one of the leading Women Entrepreneurs of the World by IBM, Fortune Magazine, Merrill Lynch and Lucent Technologies. She received a B.A. from the University of Washington, an M.S.W. from the University of Michigan and completed Stanford University's Executive Business Program.

    Richard D. Nanula has served as a Director of Expedia since October 1999. He was the President and Chief Operating Officer of Starwood Hotels & Resorts, Inc. from 1998 to 1999. Previously, Mr. Nanula held a variety of positions at The Walt Disney Company from 1986 to 1998, serving most recently as Senior Executive Vice President and Chief Financial Officer from 1996 to 1998, as President of The Disney Stores from 1994 to 1996 and as Executive Vice President and Chief Financial Officer from 1991 to 1994. Mr. Nanula received a B.S. from the University of California, Santa Barbara and an M.B.A. from Harvard Business School.

Board Composition

    Our Bylaws currently provide for a Board of Directors consisting of at least 3 and no more than 11 members. All directors hold office until the next annual meeting of our stockholders and until their successors have been elected and qualified. Our officers are appointed annually and serve at the discretion of the Board of Directors. We anticipate appointing one additional independent director to the board.

Board of Directors Committees

    Expedia has an Audit Committee and a Compensation Committee. Our Audit Committee, which will consist of Messrs. Grinstein, Maffei and Nanula, reviews the results and scope of the audits and other services provided by our independent accountants.

    Our Compensation Committee, which will consist of Messrs. Chase and Grinstein and Ms. McDonald Jonsson, reviews and approves the compensation and benefits for our executive officers, administers our stock purchase and stock option plans and makes recommendations to the Board of Directors regarding such matters.

    Historically, we have had no Compensation Committee and decisions regarding compensation have been made by Microsoft. Following the completion of this offering, compensation decisions will be made by the Compensation Committee.

Board Compensation

    Except for reimbursement for reasonable travel expenses relating to attendance at Board meetings and the grant of stock options, directors are not compensated for their services as directors. Directors who are also our employees are eligible to participate in our 1999 Stock Option Plan and will be eligible to participate in our Purchase Plan. Directors who are not employees are eligible to participate in our 1999 Stock Option Plan for Non-Employee Directors. See "--Stock Plans."

Executive Compensation

Summary Compensation Table

   The following table sets forth certain compensation awarded to, earned by, or paid to our Chief Executive Officer and our four other most highly compensated executive officers whose total cash compensation exceeded $100,000 for the fiscal year ended June 30, 1999 (collectively, the "Named Executive Officers"). While this compensation is indicative of the historical compensation paid by Microsoft to the Named Executive Officers, it is not necessarily indicative of the compensation which Expedia will pay to such individuals going forward.

                                Annual Compensation
                            ----------------------------
                                                          Securities
         Name and           Fiscal                        Underlying      All Other
   Principal Position(1)     Year  Salary($)(2) Bonus($) Options(#)(3) Compensation($)
   ---------------------    ------ ------------ -------- ------------- ---------------
Richard N. Barton..........  1999    119,072     50,000         --            --
 President, Chief
  Executive Officer
  and Director
Byron D. Bishop............  1999    128,231     49,000         --            --
 Vice President, Product
  Development
Simon J. Breakwell.........  1999    105,157      6,500     10,000          8,194(4)
 Vice President, Sales
Seth E. Eisner.............  1999    108,584     23,700     10,000            --
 Vice President, Operations
Gregory S. Stanger.........  1999    101,427     35,591     40,000            --
 Vice President and
  Chief Financial Officer

-------

(1) Prior to October 1, 1999, each of these officers was employed by Microsoft.
(2) Includes amounts deferred at the election of the Named Executive Officers pursuant to Microsoft's 401(k) plan.

(3) While this number includes all options which Microsoft granted to the Named Executive Officers in fiscal 1999, only those options which are unvested will be assumed by Expedia. See "Certain Relationships and Related Transactions--Our Relationship with Microsoft."
(4) Reflects a one-time reimbursement for moving expenses.

Option Grants During Fiscal 1999

  Vested and Unvested Microsoft Options

   The following table provides information regarding stock options granted by Microsoft to the Named Executive Officers during fiscal 1999. Microsoft has not granted any stock appreciation rights.

                                                                            Potential Realizable Value at
                                        % of Total                                 Assumed Annual
                                         Options                             Rates of Stock Appreciation
                                        Granted to  Exercise or                  for Option Term(3)
                            Options    Employees in  Base Price  Expiration -----------------------------
          Name           Granted(#)(1) Fiscal Year  ($/share)(2)    Date        5%($)         10%($)
          ----           ------------- ------------ ------------ ---------- -----------------------------
Richard N. Barton.......       --           -- %      $   --          --    $         --  $           --
Byron D. Bishop.........       --           --            --          --              --              --
Simon J. Breakwell......    10,000         0.01        53.625      7/2/05         218,308         508,750
Seth E. Eisner..........    10,000         0.01        53.625      7/2/05         218,308         508,750
Gregory S. Stanger......    40,000         0.05        53.625      7/2/05         873,230       2,034,998

-------

(1) While this number includes all options which Microsoft granted to the Named Executive Officers in fiscal 1999, only those options which are unvested will be assumed by Expedia. See the table below, as well as the sections entitled "Certain Relationships and Related Transactions--Our Relationship with Microsoft" and "--Stock Plans; Stock Option Plan."

(2) The exercise price was the lowest price of Microsoft common stock during July 1998.

(3) The potential realizable value portion of the foregoing table illustrates value that might be realized upon exercise of the options immediately prior to the expiration of their term, assuming the specified compounded rates of appreciation on the Microsoft common stock underlying the options over the term of the options. These numbers do not take into account provisions for termination of the option following termination of employment, nontransferability or vesting over periods of up to 54 months.

  Unvested Microsoft Options to be Replaced with Expedia Options

    The following table provides information regarding stock options granted by Microsoft to the Named Executive Officers during fiscal 1999 which have not yet vested. Expedia will issue replacement options only for these unvested options. See "--Stock Plans; Stock Option Plan" for a discussion of the formula relating to such replacement. This table assumes that the closing price of the Microsoft common stock on the date of the offering will be $92.44, which was the closing price of the Microsoft common stock on October 25, 1999.

                                                                            Potential Realizable
                                        % of Total                            Value at Low and
                                         Options                            High End of Offering
                                        Granted to  Exercise or                   Range(3)
                            Options    Employees in  Base Price  Expiration --------------------
          Name           Granted(#)(1) Fiscal Year  ($/share)(2)    Date     $10.00     $12.00
          ----           ------------- ------------ ------------ ---------- --------- ----------
Richard N. Barton.......       --           -- %      $   --          --    $     --  $      --
Byron D. Bishop.........       --           --            --          --          --         --
Simon J. Breakwell......     8,750         0.01        53.625      7/2/05     339,631    339,631
Seth E. Eisner..........     8,750         0.01        53.625      7/2/05     339,631    339,631
Gregory S. Stanger......    35,000         0.05        53.625      7/2/05   1,358,525  1,358,525

--------

(1) Messrs. Breakwell's and Eisner's options will be replaced by 80,885 Expedia options if the Expedia offering price equals $10.00 and 67,404 Expedia options if the Expedia offering price equals $12.00. Mr. Stanger's options will be replaced by 323,540 Expedia options if the Expedia offering price equals $10.00 and 269,617 Expedia options if the Expedia offering price equals $12.00.

(2) The exercise price was the lowest price of Microsoft common stock during July 1998. Once these options are replaced with Expedia options, their exercise price will be $5.801 if the Expedia offering price equals $10.00 and $6.961 if the Expedia offering price equals $12.00.

(3) The potential realizable value portion of the foregoing table illustrates value that might be realized upon exercise of the options immediately prior to the expiration of their term, assuming the low and high end of the offering range for Expedia's common stock. These numbers do not take into account provisions for termination of the option following termination of employment, nontransferability or vesting over periods of up to 54 months.

Option Exercises During Fiscal 1999 and Fiscal Year-End Option Values

    The following table sets forth information concerning options granted by Microsoft to purchase Microsoft common stock exercised by the Named Executive Officers during fiscal 1999. The table also sets forth the number and value of unexercised in-the-money options at June 30, 1999. Microsoft has no outstanding stock appreciation rights.

                                                                                        Value of Unexercised
                                                              Number of Unexercised         in-the-Money
                                                                Options at Fiscal         Options at Fiscal
                                                                  Year-End (#)             Year-End ($)(1)
                         Shares Acquired                    ------------------------- -------------------------
          Name           on Exercise (#) Value Realized ($) Exercisable Unexercisable Exercisable Unexercisable
          ----           --------------- ------------------ ----------- ------------- ----------- -------------
Richard N. Barton.......     15,682          $1,074,736       41,870       158,128    $3,348,757   $ 9,679,384
Byron D. Bishop.........     20,000           1,246,311       64,402       168,238     5,122,706    10,460,412
Simon J. Breakwell......        250              17,000        4,550        22,000       302,291     1,162,875
Seth E. Eisner..........      4,000             203,499       66,240        40,480     5,292,520     2,532,698
Gregory S. Stanger......     27,000           2,204,125       87,900        77,300     7,067,186     4,105,283

--------

(1) Value is calculated on the basis of the difference between the option exercise price and the market price of Microsoft common stock of $90.19 at June 30, 1999. While this number includes all options which Microsoft granted to the Named Executive Officers in fiscal 1999, only those options which are unvested will be replaced by Expedia. See "Certain Relationships and Related Transactions--Our Relationship with Microsoft."

Stock Plans

Stock Option Plan

    Our 1999 Stock Option Plan (the "Stock Option Plan") was adopted by the Board of Directors and approved by our sole stockholder in October 1999. In addition to the approximately 18.5 million options that will be determined at the pricing date of this offering, a total of 4,000,000 shares of common stock has been reserved for issuance under the Stock Option Plan. The Stock Option Plan provides for the grant to our employees, officers and employee directors of nonstatutory stock options. Non-employee directors are not eligible for option grants under the Stock Option Plan. Messrs. Chase and Maffei are considered to be employee directors and will be eligible to participate in the Stock Option Plan.

    The Stock Option Plan is administered by the Board of Directors or a committee of the Board of Directors (the "Administrator"). The Administrator determines the terms of options granted under the Stock Option Plan, including the number of shares subject to the option, exercise price, term and exercisability. The exercise price of any stock option granted to an optionee who owns stock representing more than 10% of the voting power of our outstanding capital stock (a "10%+ Stockholder") must equal at least 110% of the fair market value of the common stock on the date of grant. The exercise price of all stock options other than to 10%+ Stockholders may be less than, equal to or greater than the fair market value of our common stock on the date of grant. Payment of the exercise price may be made in cash, check, delivery of shares of our common stock, if the Optionee is an officer of the Company, or other consideration determined by the Administrator. The Administrator determines the term of options. The term of any stock option granted under the Stock Option Plan may not exceed 10 years; provided, however, that the term of an option qualifying under Section 422 of the Code may not exceed five years for 10%+ Stockholders. Options may not be transferred by the optionee other than by will or the laws of descent or distribution or for estate planning purposes. Options granted are exercisable at such times and under such conditions as determined by the Board at the time of the grant or as permissible under the terms of the Stock Option Plan.

    In the event of a change in control as defined in the plan, the Stock Option Plan requires that each outstanding option be assumed or an equivalent option substituted by the successor corporation. In the event that a successor corporation refuses to assume each option or substitute an equivalent option, the Administrator shall provide for the optionee to have the right to exercise the option as to all of the shares covered by the option, including shares as to which the option would not otherwise be exercisable, in which case each option will be exercisable for 15 days from the date of such determination. The Board of Directors has the authority to amend or terminate the Stock Option Plan as long as such action does not affect any outstanding option and provided that stockholder approval shall be required for an amendment to increase the number of shares subject to the Stock Option Plan. If not terminated earlier, the Stock Option Plan will terminate in ten years.

    All permanent Microsoft employees who transfer to Expedia prior to this offering will cancel their unvested options to purchase Microsoft common stock and concurrently receive new options to acquire Expedia's common stock. The number of Expedia options which will replace each Microsoft option will depend on the offering price of the Expedia common stock and the market price of the Microsoft common stock on the date of the offering, which will also be the date on which Expedia issues the options. The Expedia options will have equivalent vesting schedules, in-the-money value and comparable other terms as the canceled Microsoft options. For example, if an employee has 1,000 unvested Microsoft options which have an exercise price of $40 per share, and if the Microsoft stock price is $100 per share and the Expedia offering price is $10 per share, then the employee's Microsoft options would convert to 10,000

Expedia options ((100/10) x 1000) with an exercise price of $4 per share (40/(100/10)). This issuance of Expedia options will be treated as a new grant of stock options.

Employee Stock Purchase Plan

    Our 1999 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors and approved by our sole stockholder in October 1999. A total of 300,000 shares of common stock has been reserved for issuance under the Purchase Plan. The Purchase Plan, which is intended to qualify under
Section 423 of the Code, generally will be implemented in a series of twelve separate consecutive six-month offering periods commencing on January 1 and July 1 of each year. The first such offering period will commence on January 1, 2000. The Purchase Plan will be administered by the Board of Directors or by a committee appointed by the Board of Directors. Our employees, officers and employee directors, or employees of any majority owned subsidiary designated by the Board of Directors, are eligible to participate if they are employed by us or any such subsidiary for at least 20 hours per week and more than 5 months per year. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 10% of an employee's compensation, at a price equal to the lower of (a) 85% of the fair market value of our common stock at the beginning of the offering period or (b) 85% of the fair market value of our common stock on the last business day of the offering. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with us.

    The Purchase Plan provides that in the event of a merger of us with or into another corporation or a sale of substantially all of our assets, the Board of Directors may make such adjustments as it may deem appropriate in the number, kind and price of shares available under the Purchase Plan and in the number of shares employees are entitled to purchase. The Board of Directors has the power to amend or terminate the Purchase Plan as long as such action does not adversely affect any outstanding rights to purchase stock thereunder and provided that stockholders approval shall be required for an amendment to increase the number of shares subject to the Purchase Plan. If not terminated earlier, the Purchase Plan will automatically terminate December 31, 2005.

Stock Option Plan for Non-Employee Directors

    The 1999 Stock Option Plan for Non-Employee Directors (the "Directors' Plan") was adopted by the Board of Directors and approved by our sole stockholder in October 1999. A total of 135,000 shares of common stock has been reserved for issuance under the Directors' Plan. The Directors' Plan provides for discretionary grants of nonstatutory stock options to our nonemployee directors. The Directors' Plan will be administered by the Board of Directors or by a committee appointed by the Board of Directors.

    The Directors' Plan provides that the Board of Directors may grant in its discretion an option to any person who is a nonemployee director.

    The Directors' Plan sets a maximum of 10,000 shares for which options may be granted to any one nonemployee director in any year, or, in the case of a newly elected director, a maximum of 15,000 shares in the year in which the director is first elected. Without Board consent, no option granted under the Directors' Plan is transferable by the optionee other than by will or the laws of descent or distribution and each option is exercisable, during the lifetime of the optionee, only by such optionee. The Directors'
Plan provides that options shall become exercisable as set by the Board of Directors in its discretion. The exercise price of all stock options granted under the Directors' Plan shall be set by the Board of Directors in its discretion. Options granted under the Directors' Plan have a maximum term of 10 years subject to earlier termination upon death of the holder or his departure from the Board.

    In the event of a change in control, the Board of Directors may amend or terminate the Directors' Plan; provided, however, that stockholder approval is required for any amendment that will increase the total number of shares as to which options may be granted under the Directors' Plan, modify the class of persons eligible to receive options or otherwise as required by law. The Board may not amend the Directors' Plan more than once every six months, other than to comport with changes in the Internal Revenue Code, the Employee Retirement Income Security Act or the rules thereunder. If not terminated earlier, the Directors' Plan will have a term of 10 years.

Employment Agreement

    We have entered into an employment agreement with Richard N. Barton which provides that, if he is terminated by Expedia during his first two years of employment for reasons set forth in the agreement, he will receive the salary and stock option vesting which he would have otherwise received as an Expedia employee.

              CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Relationship with Microsoft

    In October 1996, Microsoft launched its online travel services through Expedia. On October 1, 1999, Microsoft separated the Expedia assets and contributed them to us in exchange for 33,000,000 shares of common stock or 100% of our outstanding common stock at that date. After giving effect to this offering, Microsoft will own approximately 86.4% of our outstanding common stock, or approximately 84.7% if the underwriters' over-allotment options are exercised in full. Microsoft will continue to include us in its consolidated federal tax returns as long as it owns at least 80% of our outstanding stock and will continue to include our financial data in its consolidated financial reports as long as it maintains control of our outstanding common stock.

    Microsoft will cancel all of the unvested options of Microsoft employees who choose to join Expedia prior to this offering and we will replace the canceled options with Expedia options, that will have equivalent vesting schedules and in-the-money values and comparable other terms as the canceled Microsoft options.

    Along with contributions of ownership of intellectual property described below, Microsoft contributed to Expedia other assets such as computers and securities of Expedia Canada Corp. and of a private company in the travel industry.

    Microsoft assigned to us a number of contracts having to do with the Expedia business. Many of these have intellectual property components. Generally, where the contract only impacts the Expedia business and no other units of Microsoft, it is being assigned to Expedia. Microsoft has agreed to obtain consents to these assignments where applicable.

    We have also entered into a number of other agreements which were necessary to separate the Expedia assets from Microsoft and to facilitate the operation of the Expedia assets after such separation. Each of these agreements are summarized below. Although these agreements were not negotiated on an arm's length basis, we believe that the terms of these agreements, when taken as a whole, are at least as favorable to Expedia as those which would have resulted from arm's length negotiations with parties other than Microsoft. We intend to negotiate any future agreements with Microsoft on the same basis.

Services Agreement

    We entered into a services agreement with Microsoft whereby Microsoft will provide us with employee and other administrative and operational services.

    Microsoft will provide us with the full-time services of the Microsoft employees who worked in the travel business unit of Microsoft prior to the formation of Expedia but chose not to leave Microsoft to join Expedia. These employees will continue to work in the same positions they had prior to the separation of the Expedia assets from Microsoft. These services will be provided until the earlier of May 20, 2000 or our notice that we no longer require the services of these employees.

    Microsoft will also provide us with administrative and operational services in the following general areas: legal, tax, real estate and facilities, information technology, online advertising, product localization, corporate accounting, treasury, human resources and product localization.

    These services will be provided until December 31, 2000 but the parties may agree to extend this date for some or all of the administrative and operational service.

    We will pay Microsoft for the services under this agreement on either an estimated or actual cost reimbursement and will also pay any sales and occupancy taxes associated with these services.

License Agreements

    In a set of license agreements, Microsoft provides us with rights to intellectual property to be used in our business.

    Microsoft assigned to us the trademarks and domain names associated with the name "Expedia." In addition, Microsoft assigned to us copyrights for software relating to online travel services.

    We license the right to use some of Microsoft's retail products and other technology pursuant to our license agreements with Microsoft. We also license the server technology related to the Expedia Maps service. In addition, we have a license to all of Microsoft's patents relating to the operation of our websites. All of the licenses relating to Expedia specific software content and data and patents are royalty-free and perpetual.

    Microsoft holds licenses to various third-party software programs, content and data that are useful in our business. Where the license to Microsoft permits, Microsoft sublicensed these rights to us. We must reimburse Microsoft for any fees due to the licensor for these sublicenses. As part of the licenses granted by Microsoft to us for technology and data related to our Expedia Maps service, we have agreed to provide Microsoft websites with mapping services to the extent the services are requested by Microsoft.

Tax Allocation Agreement

    We entered into a tax allocation agreement with Microsoft Corporation that generally adopts the "percentage of tax liability" method of Regulations section 1.1552-1(a)(2) as its "basic method" and the "percentage" method of Regulations section 1.1502-33(d)(3) as its complementary method.

    Under the "percentage of tax liability" method, a member's allocable share of consolidated tax liability is equal to the tax liability of the group multiplied by a fraction, the numerator of which is the separate return tax liability of such member and the denominator of which is the sum of the separate return tax liability of all the members.

    This basic allocation method is modified by the complementary "percentage" method. Under the percentage method, in the event a loss or credit is generated by a member, such member is compensated at the time the loss or credit is absorbed by the other members of the Microsoft group. In our case, however, 7.5% of the benefit we generate and is absorbed by the other members of the Microsoft group will be retained by Microsoft as a "fee" because we are being paid for tax attributes prior to the time we could have used them to reduce our tax liability.

    Under the terms of this agreement, each party must compute its tax liability as if it were a separate corporation. In making this computation, Microsoft will be entitled to deduct on its separate tax return a portion of the cost attributable to the Microsoft stock options that we assume. The parties will take this deduction into account under the normal tax accounting rules, so the deduction will generally occur on the exercise of the options. The portion of this cost that Microsoft will deduct is equal to the excess of the fair market value of the shares to be acquired on exercise of the option on the date we employ the optionee over the exercise price of the assumed option. We will determine this amount on the date that we employ an optionee.

Carriage and Cross Promotion Agreement

    We entered into a five-year carriage and cross promotion agreement with Microsoft under which we receive premium placement on the MSN.com website. The travel channel on MSN.com will be a customized version of Expedia.com that includes both our logo and MSN's logo. This website will be the exclusive travel transaction service offered on Microsoft's websites, except in international markets where we may not have a presence. We will develop, maintain and host this website. We will also receive premium placement on the Hotmail email service and the WebTV platform.

    The MSN advertising sales team will sell and keep all revenues from the sale of up to 52.0 million banner advertisements during the first year of this agreement and up to 57.2 million banner advertisements during the second year of the agreement. Revenues resulting from these sales will be received and retained by Microsoft, in addition to the annual fees which we will pay to Microsoft under this agreement. We believe that MSN will sell all banner advertisements at a price responsive to market conditions.

    Under the agreement, the parties agreed to restrictions regarding the sale of banner advertising on MSN.com and the co-branded travel channel on MSN.com.

    We will pay Microsoft a flat annual fee of $2.0 million in fiscal 2000 and $2.2 million in fiscal 2001. In addition, we will pay incentive fees to the extent that the number of completed airline transactions from the MSN.com website exceeds our forecasts. The fees and terms of sale of banner advertisements will depend on agreement between the parties for the remaining three years under this agreement.


Shareholder Agreement

    We entered into a shareholder agreement with Microsoft relating to the transfer and registration of the common stock owned by Microsoft.

    Microsoft has agreed not to dispose of the common stock which it owns for 12 months following this offering. Microsoft may, however, submit a written request to us to be relieved from this lock-up period prior to its expiration. Only a majority of our outside directors may grant this request.

    Microsoft and Expedia have agreed that, for a period of one year from the date of this offering, no employee of either company will solicit for the purpose of hiring any employee of the other company. Microsoft has also agreed that, for a period of three years following this offering, it will not engage in our business, including acquiring more than 5% of a competing business. The shareholder agreement generally defines our business as any online service for reserving or purchasing travel services, such as airline tickets, hotel rooms, rental cars, cruises and resort vacation packages, accessed with an interactive electronic device enabling the user to view information and respond with additional information.

    Microsoft has the right to require us to use our best efforts to register under the Securities Act all shares of common stock owned by Microsoft. These demand registration rights are subject to the condition that we would not be required to effect more than one demand registration in any 12-month period. Microsoft also has the right to participate, or "piggy-back," in equity offerings initiated by us, subject to reduction of the size of the offering on the advice of the managing underwriter. Microsoft will pay all expenses relating to the demand registration requests under the shareholder agreement, and we will pay all expenses relating to the performance of, or compliance with, "piggy-back" registrations under the shareholder agreement. In either case, however, Microsoft will be responsible for underwriters' discounts and selling commissions with respect to the registrable shares being sold and the fees and expenses of its counsel in connection with this registration.

Conflict of Interest Policies

    Following this offering, we will continue to conduct business with Microsoft, which may give rise to conflicts of interest and our Articles of Incorporation contain policies relating to the resolution of these conflicts of interest. These policies regulate and guide our business relationships generally with the following parties:

  .   Microsoft

  .   Microsoft's customers or suppliers

  . other corporations, partnerships or other business entities in which one or more of our directors have a financial interest (a "related entity")

  .   the directors and officers of a related entity

  .   one or more of our officers and directors


    If we enter into a contract or transaction with the above parties, the contract or transaction is not void or voidable solely because:

  . the party with which we entered into the contract or transaction was one of the above parties

  . any of our directors or officers who could be considered a related party were present at or participated in the meeting or their votes were counted at the meeting of our board of directors which authorized the contract or transaction

    Further, if we enter into a contract or transaction with any of the above parties, our Articles of Incorporation generally provide that any related party and any of our directors and officers who could be considered a related party shall have fully satisfied their fiduciary duties to us and our stockholders and have been deemed to have acted in good faith and not for an improper personal benefit as long as any of the following conditions are met:

  . the material facts about the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the contract or transaction is authorized by the affirmative vote of a majority of the directors who are considered disinterested

  . the material facts about the transaction are disclosed or are known to our stockholders entitled to vote on the transaction, and the transaction is approved in good faith by vote of the shareholders of a majority of the then outstanding common stock not owned by Microsoft or a related entity

  . the transaction is completed according to standards which are approved by the affirmative vote of a majority of the disinterested directors or by vote of the stockholders of a majority of our then outstanding common stock not owned by Microsoft or a related entity

  . the transaction is fair to us when it is authorized by our board of directors or our stockholders

Equity Investment in Related Party

    In an agreement dated March 1998, between Expedia and VacationSpot.com Inc., a Seattle-based non-public company, we agreed to provide advertising services in the form of a link on our Expedia.com website to the VacationSpot.com website in exchange for an equity interest in VacationSpot.com. The VacationSpot.com website enables customers to book leisure lodging such as private vacation condominiums. This agreement is scheduled to expire in March 2000, but we will be prepared to consider a renewal of this agreement. Richard N. Barton, the President and Chief Executive Officer and a Director of Expedia, is a member of the board of directors of VacationSpot.com. We estimate the fair value of the advertising services provided to VacationSpot.com to be $400,000.

                             PRINCIPAL STOCKHOLDER

    As of October 25, 1999, 33,000,000 shares of our common stock were outstanding, all of which were owned by Microsoft. Upon completion of this offering, Microsoft will own 86.4% of our outstanding common stock and approximately 84.7% of our outstanding common stock if the underwriters' over-allotment options are exercised in full.

    Microsoft's address is: Microsoft Corporation, One Microsoft Way, Redmond, WA 98052-6399. For a description of certain transactions and arrangements between us and Microsoft, see "Certain Relationships and Related
Transactions--Our Relationship with Microsoft."

    As of October 25, 1999, none of our directors or officers beneficially owned any shares of our common stock. We intend to make option grants with respect to approximately 3,700,000 shares of our common stock to our Named Executive Officers and approximately 1,600,000 shares to our other executive officers and directors, in each case effective upon completion of this offering.

    In addition, none of our directors or officers beneficially own more than 1% of Microsoft's outstanding common stock.

                         DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 120,000,000 shares of common stock, $0.01 par value and 10,000,000 shares of preferred stock, $0.01 par value.

Common Stock

    Holders of our common stock have no cumulative voting rights and no preemptive or conversion rights. There are no redemption or sinking fund provisions available to the common stock. All outstanding shares of common stock are fully-paid and non-assessable. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock will be entitled to receive ratably any dividends that may be declared by our Board of Directors out of funds legally available for these dividends. In the event of a liquidation, dissolution or winding up of Expedia, holders of common stock will be entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference to any then-outstanding holders of preferred stock.

    As a result of this offering, there will be 38,200,000 shares of common stock outstanding assuming no exercise of the underwriters' over-allotment options. As of October 25, 1999, there were 33,000,000 shares of common stock outstanding, all of which were held of record by Microsoft. The number of outstanding shares of common stock held by Microsoft will not change as a result of this offering.

Preferred Stock

    Our Articles of Incorporation authorize us to issue preferred stock in one or more classes or series or upon authorization by our Board of Directors. Our Board of Directors, without further approval of the shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each class or series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of the holders of our common stock and could make it more difficult for a third party to gain control of us, discourage bids for our common stock at a premium, or otherwise adversely affect the market price of our common stock.

    We currently have no plans to issue any preferred stock.

Business Combination Statute

    The Washington Business Act, Section 23B.19 of the Revised Code of Washington, prohibits a "target corporation," with certain exceptions, from engaging in certain "significant business transactions," such as a merger or sale of assets with an "acquiring person" who acquires more than 10% of the voting securities of the target corporation for a period of five years after the acquisition of the voting securities, unless the transaction is approved by the majority of the members of the target corporation's board of directors prior to the date of the transaction, or unless the aggregate amount of the cash and the market value of non-cash consideration received by holders of outstanding shares of any class or series of stock of the target corporation is equal to specified minimum amounts.

Warrants and Other Rights

    As of the date of this prospectus, there are no warrants or similar rights to purchase common stock, other than the options for employees, officers and directors described earlier in this prospectus.

Transfer Agent and Registrar

    The Transfer Agent and Registrar for our common stock is ChaseMellon Shareholder Services, L.L.C.

Listing

    Our common stock will be traded on the Nasdaq National Market under the trading symbol "EXPE."

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. As described below, no shares currently outstanding will be available for sale immediately after this offering because of contractual restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and impair our ability to raise equity capital in the future.

    Upon completion of this offering, we will have outstanding 38,200,000 shares of common stock. Of these shares, the 5,200,000 shares sold in this offering, plus any shares issued upon exercise of the underwriters' over-allotment options, will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. In general, affiliates include officers, directors or 10% stockholders.

    The remaining 33,000,000 shares outstanding are "restricted securities" within the meaning of Rule 144. These restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of the restricted securities in the public market, or the availability of these shares for sale, could adversely affect the market price of the common stock.

    Microsoft, Expedia and our directors and officers have entered into lock-up agreements in connection with this offering generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated. Additionally, as discussed in "Certain Relationships and Related Transactions--Our Relationship with Microsoft; Shareholder Agreement," Microsoft has entered into an agreement with Expedia that it will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by it for a period of one year after the date of this offering without the prior approval of Expedia's outside directors. After this time Microsoft will have the ability to sell some or all of its common stock. We have agreed to file registration statements under the Securities Act to register the common stock held by Microsoft.

    Taking into account these lock-up agreements, and assuming Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated do not release stockholders from their agreements or Expedia does not release Microsoft from its additional agreement, the following shares will be eligible for sale in the public market at the following times:

  . beginning on the effective date of this prospectus, only the shares of common stock sold in the offering will be immediately available for sale in the public market

  . on various dates prior to 180 days after the date of this prospectus, approximately 2.3 million shares of common stock underlying exercisable options of Expedia employees not subject to lock-up agreements will become eligible for sale under Rule 701 or as a result of the Form S-8 registration statement described below

  .   beginning 180 days after the date of this prospectus, approximately
      4.0 million additional shares of common stock underlying exercisable options of Expedia employees will be eligible for sale under Rule 701 or as a result of the Form S-8 registration statement described below

  . beginning 365 days after the date of this prospectus, essentially all shares of our common stock will be available for sale, provided there is compliance with the vesting requirements in the case of shares underlying exercisable options of Expedia employees. Microsoft will have registration rights with respect to its common stock. In addition, Microsoft, any of its affiliates and any holders of shares of common stock that are restricted securities, may sell shares under Rule 144.

    In general, under Rule 144 as currently in effect, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . one percent of the number of shares of common stock then outstanding, which will equal approximately 382,000 shares immediately after this offering

  . the average weekly trading volume of the common stock during the four calendar weeks preceding the sale

    Sales under Rule 144, including sales by affiliates, must comply with the requirements with respect to manner of sale, notice, and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

    Rule 701, as currently in effect, permits our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract to resell these shares in reliance upon Rule 144 but without compliance with specific restrictions. Commencing 90 days after the date of this offering, Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and permits non-affiliates to sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

    In addition, we intend to file, immediately after the effectiveness of this offering, a registration statement on Form S-8 under the Securities Act covering all shares of common stock reserved for issuance under our stock plans. See "Management--Stock Plans." Shares registered under this registration statement would be available for sale in the open market in the future, provided there is compliance with the vesting restrictions with Expedia, Rule 144 restrictions in the case of affiliates, and the contractual restrictions described above.

                                 UNDERWRITING

    Expedia and the underwriters for the U.S. offering (the "U.S. underwriters") named below have entered into an underwriting agreement with respect to the shares being offered in the United States. Subject to certain conditions, each U.S. underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are the representatives of the U.S. underwriters.

              Underwriters                                      Number of Shares
              ------------                                      ----------------
      Goldman, Sachs & Co. ....................................
      Morgan Stanley & Co. Incorporated........................
                                                                   ---------
        Total..................................................    4,160,000
                                                                   =========

                               ----------------

    If the U.S. underwriters sell more shares than the total number set forth in the table above, the U.S. underwriters have an option to buy up to an additional 624,000 shares from Expedia to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the U.S. underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the U.S. underwriters by Expedia. Such amounts are shown assuming both no exercise and full exercise of the U.S.
underwriters' option to purchase 624,000 additional shares.

                                                            Paid by Expedia
                                                            ---------------
                                                       No Exercise Full Exercise
                                                       ----------- -------------
      Per Share.......................................    $            $
      Total...........................................    $            $

    Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a
discount of up to $   per share from the initial public offering price. Any
such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $ per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

    Expedia has entered into an underwriting agreement with the international underwriters for the sale of 1,040,000 shares outside of the United States in addition to the 4,160,000 shares offered in the United States. The terms and conditions of both offerings are the same and the sale of shares in both offerings are conditioned on each other. Goldman Sachs International and Morgan Stanley & Co. International Limited are representatives of the underwriters for the international offering outside of the United States. Expedia has granted the international underwriters a similar option to purchase up to an aggregate of an additional 156,000 shares.

    The underwriters for both of the offerings have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer shares as a part of the distribution of the shares. The underwriters also have agreed that they may sell shares among each of the underwriting groups.

    Microsoft, Expedia and its directors and officers have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. See "Shares Eligible for Future Sale" for a discussion of transfer restrictions.

    Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among Expedia and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Expedia's historical performance, estimates of the business potential and earnings prospects of Expedia, an assessment of Expedia's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

    Application has been made for quotation of the common stock on the Nasdaq National Market under the symbol "EXPE."

    In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

    The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

    The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

    The underwriters have reserved for sale, at the initial public offering price, approximately 325,000 shares of the common stock offered hereby for individuals designated by Expedia who have expressed an interest in purchasing such shares of common stock in this offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

    Expedia estimates that its share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1,800,000.

    Expedia has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

    This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the shares, including sales of shares initially sold by the international underwriters in the offering being made outside of the United States, to persons located in the United States.

                       VALIDITY OF THE COMMON STOCK

    The validity of the common stock offered hereby will be passed upon for us by our counsel, Preston Gates & Ellis LLP, Seattle, Washington and for the underwriters by Sullivan & Cromwell, Los Angeles, California.

                                    EXPERTS

    The financial statements as of June 30, 1999 and 1998 and for the three-year period ended June 30, 1999 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to Expedia and the common stock offered in this offering, we refer you to the registration statement and to the attached exhibits and schedules. Statements made in this prospectus concerning the content of any document referred to in this prospectus are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved.

    You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048, and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. You may obtain copies of all or any part of our registration statement from the Securities and Exchange Commission upon payment of prescribed fees. You may also inspect reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission without charge at a website maintained by the Securities and Exchange Commission at www.sec.gov.

                       INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report................................................ F-2
Statements of Operations.................................................... F-3
Balance Sheets.............................................................. F-4
Statements of Changes in Owner's Net Investment (Deficit)................... F-5
Statements of Cash Flows.................................................... F-6
Notes to Financial Statements............................................... F-7

                         INDEPENDENT AUDITORS' REPORT

Board of Directors
Microsoft Corporation
Redmond, Washington

    We have audited the accompanying balance sheets of Expedia, an operating unit of Microsoft Corporation, as of June 30, 1999 and 1998, and the related statements of operations, changes in owner's net investment (deficit), and cash flows for the three-year period ended June 30, 1999. These financial statements are the responsibility of Expedia's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the financial position of Expedia as of June 30, 1999 and 1998, and the results of its operations and its cash flows for the three-year period ended June 30, 1999, in conformity with generally accepted accounting principles.

    The accompanying financial statements have been prepared from the records maintained by Microsoft Corporation and may not necessarily be indicative of the conditions that would have existed or the results of operations if Expedia had been operated as an unaffiliated entity. Portions of certain expenses represent allocations made from and applicable to Microsoft Corporation as a whole.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington

October 26, 1999

                                    EXPEDIA

                            STATEMENTS OF OPERATIONS

                                                                Three months
                                                                    ended
                                    Years ended June 30,        September 30,
                                 ----------------------------  ----------------
                                   1997      1998      1999     1998     1999
                                 --------  --------  --------  -------  -------
                                  (in thousands, except per share amounts)
                                                                 (unaudited)
Net revenues...................  $  2,742  $ 13,827  $ 38,699  $ 6,057  $15,268
Cost of revenues...............     3,279     9,692    15,950    3,177    5,364
                                 --------  --------  --------  -------  -------
    Gross profit (loss)........      (537)    4,135    22,749    2,880    9,904
Operating expenses:
  Product development..........    16,211    18,506    21,180    4,977    5,393
  Sales and marketing..........     8,820    10,823    14,888    2,060    6,732
  General and administrative...     3,353     4,284     6,283    1,050    2,729
                                 --------  --------  --------  -------  -------
    Total operating expenses...    28,384    33,613    42,351    8,087   14,854
                                 --------  --------  --------  -------  -------
Loss from operations...........   (28,921)  (29,478)  (19,602)  (5,207)  (4,950)
Provision for income taxes.....       --        --        --       --       --
                                 --------  --------  --------  -------  -------
Net loss.......................  $(28,921) $(29,478) $(19,602) $(5,207) $(4,950)
                                 ========  ========  ========  =======  =======
Pro forma basic and dilutive
 net loss per common share.....                      $  (0.59)          $ (0.15)
                                                     ========           =======
Weighted average shares used to
 compute pro forma basic and
 dilutive net loss per common
 share.........................                        33,000            33,000

                                    EXPEDIA

                                 BALANCE SHEETS

                                                   June 30,
                                               ------------------  September 30,
                                                 1998      1999        1999
                                               --------  --------  -------------
                                                       (in thousands)
                                                                    (unaudited)
                   ASSETS
Current assets:
  Cash and cash equivalents..................  $    --   $    --     $    --
  Accounts receivable........................     7,059     4,970       5,897
  Prepaid expenses and other current assets..       360       --          --
                                               --------  --------    --------
    Total current assets.....................     7,419     4,970       5,897
Property and equipment, net..................       514       386         721
Investment...................................       400       400         400
                                               --------  --------    --------
Total........................................  $  8,333  $  5,756    $  7,018
                                               ========  ========    ========
     LIABILITIES AND OWNER'S NET DEFICIT
Current liabilities:
  Accounts payable...........................  $    462  $  1,216    $  1,062
  Accrued expenses...........................       --        --          287
  Current portion of unearned revenue........     2,143     2,364       1,940
                                               --------  --------    --------
    Total current liabilities................     2,605     3,580       3,289
Unearned revenue, net of current portion.....     5,820     3,851       4,102
Commitments and contingencies (Note 6)
Owner's net deficit:
  Net contribution from owner................    67,070    85,089      91,341
  Accumulated deficit........................   (67,162)  (86,764)    (91,714)
                                               --------  --------    --------
    Total owner's net deficit................       (92)   (1,675)       (373)
                                               --------  --------    --------
Total........................................  $  8,333  $  5,756    $  7,018
                                               ========  ========    ========

                                    EXPEDIA

           STATEMENTS OF CHANGES IN OWNER'S NET INVESTMENT (DEFICIT)

                                              Net                  Owner's net
                                          contribution Accumulated investment
                                           from owner    deficit    (deficit)
                                          ------------ ----------- -----------
                                                     (in thousands)
Balance, July 1, 1996....................   $ 9,364     $ (8,763)   $    601
  Net loss...............................       --       (28,921)    (28,921)
  Net contribution from owner............    27,599          --       27,599
                                            -------     --------    --------
Balance, June 30, 1997...................    36,963      (37,684)       (721)
  Net loss...............................       --       (29,478)    (29,478)
  Net contribution from owner............    30,107          --       30,107
                                            -------     --------    --------
Balance, June 30, 1998...................    67,070      (67,162)        (92)
  Net loss...............................       --       (19,602)    (19,602)
  Net contribution from owner............    18,019          --       18,019
                                            -------     --------    --------
Balance, June 30, 1999...................   $85,089     $(86,764)   $ (1,675)
  Net loss (unaudited)...................       --        (4,950)     (4,950)
  Net contribution from owner
   (unaudited)...........................     6,252          --        6,252
                                            -------     --------    --------
Balance at September 30, 1999
 (unaudited).............................   $91,341     $(91,714)   $   (373)
                                            =======     ========    ========

                                    EXPEDIA

                            STATEMENTS OF CASH FLOWS

                                                               Three months
                                                              ended September
                                   Years ended June 30,             30,
                                ----------------------------  ----------------
                                  1997      1998      1999     1998     1999
                                --------  --------  --------  -------  -------
                                              (in thousands)
                                                                (unaudited)
Operating activities:
  Net loss....................  $(28,921) $(29,478) $(19,602) $(5,207) $(4,950)
  Adjustments to reconcile net
   loss to net cash used by
   operating activities:
   Depreciation...............       487       750       778      206      264
   Amortization of noncash
    item......................       --        (50)     (200)     (50)     (50)
   Cash provided (used) by
    changes in operating
    assets and liabilities:
    Accounts receivable.......    (1,012)   (6,047)    2,089    4,423     (927)
    Prepaid expenses and other
     current assets...........       --       (360)      360      360      --
    Accounts payable and
     accrued expenses.........        17       445       754      229      133
    Unearned revenue..........     2,349     5,556       395      --       526
    Recognition of unearned
     revenue from prior
     periods..................       --       (292)   (1,943)    (514)    (649)
                                --------  --------  --------  -------  -------
    Net cash used by operating
     activities...............   (27,080)  (29,476)  (17,369)    (553)  (5,653)
Investing activities:
  Additions to property and
   equipment..................      (519)     (631)     (650)    (139)   (599)
Financing activities:
  Net contribution from
   owner......................    27,599    30,107    18,019      692    6,252
                                --------  --------  --------  -------  -------
Net increase and beginning and
 end of year--cash and cash
 equivalents:.................  $    --   $    --   $    --   $   --   $   --
                                ========  ========  ========  =======  =======
Supplemental disclosure of
 noncash item:
  Equity investment received
   for advertising services...  $    --   $    400  $    --   $   --   $   --

                                    EXPEDIA

                         NOTES TO FINANCIAL STATEMENTS

Note 1: Description of Business and Summary of Significant Accounting Policies

    Description of business: Expedia (the Company), an operating unit of Microsoft Corporation (Microsoft), provides Internet-based travel-related services to retail consumers and corporate clients. The Company is a provider of branded online travel services for leisure and small business travelers. The Company operates websites, including Expedia.com and international versions of Expedia.com, and licenses components of its technology to provide the platform for travel websites operated by others. The Company derives its revenues from commissions from transactions on its websites, sales of advertisements on its websites and licensing fees. Services provided include the reservation and purchase of airline tickets, hotel rooms, and car rentals as well as vacation planning and destination information. In addition, the Company receives fees for website advertising and for the licensing of components of its technology and editorial content to selected airlines and corporate travel agencies as a platform for their websites. In October 1999, Microsoft contributed the assets, liabilities and operations of the Company to Expedia, Inc.

    On August 23, 1999, the Company was incorporated in the state of Washington. The authorized share capital of the Company is 120,000,000 shares of common stock and 10,000,000 shares of preferred stock.

    Basis of presentation: The financial statements present the results of operations, balance sheets, changes in owner's net deficit, and cash flows applicable to the operations of the Company. The financial statements of the Company are derived from the historic books and records of Microsoft.

    The Company does not maintain corporate treasury, legal, tax, purchasing, and other similar corporate support functions. For purposes of preparing the accompanying financial statements, certain Microsoft corporate costs were allocated to the Company using the allocation method described in Note 3.

    Estimates and assumptions: Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

    Cash and cash equivalents: The Company considers all highly liquid instruments purchased with original maturities of 90 days or less to be cash equivalents.

    Property and equipment: Property and equipment consists primarily of computer equipment, which is stated at cost. Property and equipment is depreciated using the straight-line method over the estimated useful life of the assets, ranging from one to three years.

    Investment: The Company owns an interest of under 20% of the outstanding equity in a related party and accounts for this investment under the cost method.

    Certain risks and concentrations: The Company is potentially subject to a concentration of credit risk from its accounts receivable. The Company maintains allowances for potential credit losses. Historically, such losses have not been significant.

    Commissions and related revenues accounted for 80%, 71%, and 69% of total net revenues for fiscal 1997, 1998, and 1999, respectively. The Company relies on unrelated service entities to accumulate, process, and remit these revenues. Discontinuance of these services could result in disruption to the Company's business and accordingly may have a material adverse effect on the Company's results of operations, financial position, and cash flows.

                                    EXPEDIA

    The Company's business is subject to other risks and uncertainties common to growing technology-based companies, including rapid technology change, growth and commercial acceptance of the Internet, dependence on third-party technology, new service introductions and other activities of competitors, dependence on key personnel, international expansion, and limited operating history.

    Revenue recognition: Transaction revenues consist of commissions and related revenues for air travel, hotel rooms, and car rentals, net of allowances for cancellations. Revenues from air travel are recognized when the reservation is made and secured by a credit card. Commission revenues from hotel and car rental reservations are recognized either on receipt of the commission payment or on notification of entitlement by a third party.

    Additional revenues are derived from sales of advertising on the Company's websites. Revenues from sales under per-transaction agreements are recognized upon display of each individual advertisement. Revenues from sales under flat fee agreements are recognized ratably over the period in which the advertising is displayed, provided that no significant obligations for the Company remain, collection of the resulting receivable is probable and evidence of an arrangement exists.

    Software license revenue recognition policies are in compliance with American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, Software Revenue Recognition, and SOP 98-9, Modification of SOP 97-2, With Respect to Certain Transactions. Revenues for significant contracts have been recognized ratably over the license term.

    Product development: Product development costs consist primarily of payroll and related expenses for website and software development and are expensed as incurred.

    Capitalized software costs: Financial accounting standards require the capitalization of certain software product costs after technological feasibility of the software is established. To date, the period between achieving technological feasibility and the general availability of such software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs.

    Advertising costs: The Company expenses advertising costs as incurred.

    Income taxes: As of June 30, 1999, the Company was not a separate taxable entity for federal, state, or local income tax purposes and its operations are included in the consolidated Microsoft returns. The Company's tax provision has been prepared in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes on a separate return basis. Accordingly, no tax benefit for the Company's net operating losses has been recognized.

    Deferred taxes result from differences between the financial and tax bases of the Company's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized by the Company.

    Stock-based compensation: The Company accounts for stock-based compensation arrangements in accordance with provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

                                    EXPEDIA

   Earnings per share: The Company is not a separate legal entity and has no historical capital structure. Therefore, historical earnings per share have not been presented in the financial statements.

   Pro-forma net loss per share (unaudited): In October 1999, the net contribution from owner was converted into an aggregate of 33 million shares of $.01 par value common stock.

   Pro forma net loss per share has been computed in accordance with SFAS No. 128, Earnings per Share, and SEC Staff Accounting Bulletin (SAB) No. 98 to reflect the pro forma effect of the Company's capitalization. Under the provisions of SFAS No. 128 and SAB No. 98, basic pro forma net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding, using the pro forma effect of the conversion of the net contribution from owner as if the shares issued to capitalize the Company were outstanding over the entire period for which the pro forma net loss per share has been computed. Common equivalent shares related to stock options are excluded from the calculation as their effect is antidilutive. Accordingly, basic and diluted loss per share are equivalent.

   Pro forma basic and dilutive net loss per share is as follows (in thousands, except per share amount):

                                                   Year Ended
                                                    June 30,  Three months ended
                                                      1999    September 30, 1999
                                                   ---------- ------------------
Net loss.........................................  $(19,602)       $(4,950)

Weighted average shares used to compute pro forma
 basic and dilutive net loss per common share....     33,000         33,000
                                                   ---------       --------
  Pro forma basic and dilutive net loss per
   common share..................................  $  (0.59)       $ (0.15)
                                                   =========       ========

   Segment information: The Company has organized and managed its operations in a single operating segment providing travel-related services, advertising, and licenses for related software products. Revenues from customers outside of the United States were less than 10% of net revenues for all periods presented in the accompanying statements of operations.

   Unaudited Interim Financial Statements: The interim financial information contained herein is unaudited but, in the opinion of management, reflects all adjustments which are necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. All such adjustments are of a normal, recurring nature. Results of operations for interim periods presented herein are not necessarily indicative of results of operations for the entire year.

   Recent accounting pronouncements: In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use. SOP 98-1 will be effective for the Company's fiscal year ending June 30, 2000. SOP 98-1 provides guidance on accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. The Company will begin capitalizing these costs in the fiscal year ending June 30, 2000.

   In April 1998, the AICPA issued SOP 98-5, Reporting on the Costs of Start-Up Activities. SOP 98-5 will be effective for the Company's fiscal year ending June 30, 2000. SOP 98-5 provides guidance on the

                                 EXPEDIA
financial reporting of start-up costs and organization costs. It requires the costs of start-up activities and organization costs to be expensed as incurred. Subsequent to June 30, 1999, the Company was incorporated and related organization costs will be expensed as incurred.

Note 2: Property and Equipment, net

    A summary of property and equipment is as follows (in thousands):

                                                    June 30,
                                                 ----------------  September 30,
                                                  1998     1999        1999
                                                 -------  -------  -------------
                                                                    (unaudited)
Computer equipment.............................. $ 1,771  $ 3,045     $ 3,644
Accumulated depreciation........................  (1,257)  (2,659)     (2,923)
                                                 -------  -------     -------
  Property and equipment, net................... $   514  $   386     $   721
                                                 =======  =======     =======

    Fully depreciated computer equipment of $624,000 was transferred into the Company from Microsoft in the year ended June 30, 1999.

Note 3: Related Party Transactions

    Equity investment in related party: In March 1998, the Company received an equity interest in VacationSpot.com Inc. in exchange for a link on the Company's website to the VacationSpot.com's website to be provided over a two-year period. An executive officer of the Company is a member of the Board of Directors of VacationSpot.com Inc. The fair value of the advertising services provided to the investee was estimated at $400,000.

                                    EXPEDIA

    Allocated costs: As discussed in Note 1, the financial statements of the Company reflect certain allocated corporate support costs from Microsoft. Such allocations and charges are based on a percentage of total corporate costs for the services provided, based on factors such as headcount, revenue, gross asset value, or the specific level of activity directly related to such costs.

    Management believes that the allocation methods used are reasonable and reflective of the Company's proportionate share of such expenses and are not materially different from those that would have been incurred on a stand alone basis.

    The following summarizes the corporate costs allocated to the Company (in thousands):

                                       Years ended June 30,
                                      ----------------------- Three months ended
                                       1997    1998    1999   September 30, 1999
                                      ------- ------- ------- ------------------
                                                                 (unaudited)
Cost of revenues..................... $ 1,754 $ 2,912 $ 2,147       $  924
Product development..................   8,367   4,250   6,727          557
Sales and marketing..................   1,591   1,622     998        1,497
General and administrative...........   2,921   3,633   5,754        2,086
                                      ------- ------- -------       ------
                                      $14,633 $12,417 $15,626       $5,064
                                      ======= ======= =======       ======

Subsequent to June 30, 1999, the Company entered into a services agreement with Microsoft under which it will pay Microsoft directly for many of the services that Microsoft formerly provided on an allocated basis. See Note 6.

Note 4: Income Taxes

    No provision for income taxes has been recorded because the Company has incurred net losses since inception and the Company has received no benefit for such losses from the consolidated Microsoft group. The Company has gross deferred tax assets related primarily to unearned revenue that is currently income for tax purposes. Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded.

    Deferred tax assets at June 30 are comprised of the following (in thousands):

                                                                1998     1999
                                                               -------  -------
   Unearned revenue........................................... $ 2,752  $ 2,105
   Other......................................................       7       35
                                                               -------  -------
   Gross deferred tax assets..................................   2,759    2,140
                                                               -------  -------
   Deferred tax asset valuation allowance.....................  (2,759)  (2,140)
                                                               -------  -------
                                                               $   --   $   --
                                                               =======  =======

    The Company has entered into a tax allocation agreement with Microsoft. The agreement would not allow Expedia, Inc. to utilize tax net operating losses previously generated by Expedia as an operating

                                    EXPEDIA
unit of Microsoft. Under the agreement, the Company will calculate its own tax liability as if it had filed a separate tax return. Generally, if the Company contributes a tax benefit which reduces Microsoft's consolidated tax liability, Microsoft will compensate the Company in an amount equal to 92.5% of the benefit. Microsoft will be entitled to deduct on its separate tax return a portion of the cost attributable to the Microsoft stock options that the Company assumes. The parties will take this deduction into account under the normal tax accounting rules, so the deduction will generally occur on the exercise of the options. The portion of this cost that Microsoft will deduct is equal to the excess of the fair market value of the shares to be acquired on exercise of the option on the date the Company employs the optionee over the exercise price of the assumed option. The Company will determine this amount on the date that an optionee is employed.

Note 5: Employee Benefit Plans

    Employees of the Company participate in stock-based compensation and savings plans that are administered through Microsoft and involve options to acquire Microsoft stock. Accordingly, option and expense information presented herein represents the Company's portion of the overall plans.

    Employee stock purchase plan: Microsoft has an employee stock purchase plan for all eligible employees. Under the plan, shares of Microsoft's common stock may be purchased at six-month intervals at 85% of the lower of the fair market value on the first or the last day of each six-month period. Employees may purchase shares having a value not exceeding 10% of their gross compensation during an offering period. During 1997, 1998, and 1999, employees of the Company purchased 43,600, 29,700, and 18,900 shares, respectively, at average prices of $14.91, $27.21, and $52.59 per share.

    401(k) savings plan: Microsoft has a savings plan which qualifies under 401(k) of the Internal Revenue Code. Participating employees may defer up to 15% of pretax salary, but not more than statutory limits. Microsoft contributes 50 cents for each dollar a participant contributes, with a maximum contribution of 3% of a participant's earnings. Matching contributions for employees of the Company were $126,000, $279,000, and $351,000 in 1997, 1998, and 1999, respectively.

    Stock option plans: Microsoft stock option plans for directors, officers, and employees provide for nonqualified and incentive stock options. Options granted prior to 1995 generally vest over four and one-half years and expire ten years from the date of the grant. Options granted during and after 1995 generally vest over four and one-half years and expire seven years from the date of the grant, while certain options vest over seven and one-half years and expire after ten years.

    The Company and Microsoft will require all permanent employees who transfer to the Company, subject to specific tax and legal requirements, to participate in a program involving the cancellation of all of their unvested options to purchase Microsoft common stock and the issuance by the Company of new options to acquire the Company's common stock. The new options will have comparable terms, vesting schedules and in-the-money value as the canceled options. This issuance will be treated as a new grant of stock options. As a result, the Company will incur a non-cash charge of approximately $100 to $150 million as the exercise price of the new options will be significantly less than the initial public offering price of the Company's common stock. This non-cash charge will be amortized over the vesting period of the new options, ranging from one month to 54 months.

    Expedia stock plans: In October 1999, the Board of Directors of the Company adopted the following stock plans:

                                    EXPEDIA

    1999 Employee Stock Purchase Plan (the "Purchase Plan"). A total of 300,000 shares of common stock have been reserved for issuance under the Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code. The first offering period will commence on January 1, 2000.

    1999 Stock Option Plan (the "Stock Option Plan"). In addition to the options issued to replace the cancelled unvested Microsoft options, a total of 4,000,000 shares of common stock has been reserved for issuance under the Stock Option Plan for grants to employees, officers and employee directors of nonstatutory stock options.

    1999 Stock Option Plan for Non-Employee Directors (the "Directors' Plan"). A total of 135,000 shares of common stock has been reserved for issuance under the Directors' Plan, which sets a maximum of 10,000 shares for which options may be granted to any one non-employee director in any year, 15,000 shares in the year in which the director is first elected.

    The following information represents data reflecting outstanding Microsoft employee stock options for Company employees for the three-year period ended June 30, 1999. Upon the initial public offering, Company employees will be able to retain their vested Microsoft stock options. Unvested Microsoft options will be converted to Expedia, Inc. options. The transfer of Microsoft employees into and out of Expedia are presented below as transfers in and out.

                                                       Options outstanding
                                                   -----------------------------
                                                     Number     Weighted average
                                                   outstanding   exercise price
                                                   -----------  ----------------
Balance, June 30, 1996............................  3,342,027        $ 4.47
  Granted.........................................  1,130,720         14.24
  Transfers in....................................  1,611,600          4.68
  Exercised....................................... (1,131,704)         3.73
  Cancelled and transfers out..................... (1,428,116)         5.25
                                                   ----------
Balance, June 30, 1997............................  3,524,527          7.62
  Granted.........................................  1,007,096         31.74
  Transfers in....................................  3,661,380          7.30
  Exercised....................................... (1,611,934)         4.50
  Cancelled and transfers out..................... (1,374,234)        10.68
                                                   ----------
Balance, June 30, 1998............................  5,206,835         12.22
  Granted.........................................    434,554         54.21
  Transfers in....................................    639,800         12.76
  Exercised.......................................   (791,887)         6.27
  Cancelled and transfers out.....................   (795,180)        16.26
                                                   ----------
Balance, June 30, 1999............................  4,694,122         16.50
                                                   ----------
  Granted (unaudited).............................    283,552         86.14
  Transfers in (unaudited)........................    597,405         20.16
  Exercised (unaudited)...........................   (279,179)        18.07
  Cancelled and transfers out (unaudited).........    (14,955)        23.84
                                                   ----------
Balance, September 30, 1999 (unaudited)...........  5,280,945        $20.55
                                                   ==========


                                    EXPEDIA

                                                            Options exercisable
                   Options outstanding at June 30, 1999       at June 30, 1999
                  -------------------------------------- --------------------------
                                              Weighted
                                               average
                                 Weighted     remaining                 Weighted
    Range of        Number       average     contractual   Number       average
 exercise prices  outstanding exercise price    life     outstanding exercise price
----------------- ----------- -------------- ----------- ----------- --------------
$   1.85 $   5.34  1,335,772      $ 3.82      3.0 years   1,335,772      $ 3.82
    5.35    12.64    997,840        9.53      3.7 years     810,331        9.12
   12.65    29.73  1,186,421       14.50      4.8 years     572,144       14.32
   29.74    47.97    826,495       32.24      6.1 years     118,050       31.77
   47.98    83.28    347,594       54.66      6.1 years         --
                   ---------                              ---------
                   4,694,122                              2,836,297
                   =========                              =========

    Fair value disclosures: Under SFAS No. 123, employee stock options are valued at the grant date using the Black-Scholes valuation model and the related compensation cost is recognized ratably over the vesting period. Had compensation cost for the Microsoft's stock option and employee stock purchase plans been determined based on the Black-Scholes value at the grant dates for awards as prescribed by SFAS No. 123, the pro forma net loss for fiscal 1997, fiscal 1998 and fiscal 1999 would have been $30,100,000, $32,800,000, and
$26,900,000, respectively.

    The Company calculated the minimum fair value of each option grant at the date of grant using the Black-Scholes pricing model with the following assumptions for the years ended June 30:

                                                               1997  1998  1999
                                                               ----  ----  ----
   Expected life (years)......................................   5     5     5
   Risk-free interest rate.................................... 6.5%  5.7%  4.9%
   Expected volatility........................................  30%   32%   32%
   Dividend rate..............................................   0%    0%    0%

Note 6: Commitments and Contingencies

    The Company has multi-year agreements with certain travel service providers that make available the services accessed through the Company's website. Under these agreements, the Company pays monthly service fees to the service providers based on the volume of activity. In addition, certain communication and capacity fees are paid. The Company expenses these amounts as the services are provided.

    The Company is party to a cooperative advertising agreement with a corporate airline customer that requires the Company to set aside monies received from transactions to be used for joint advertising initiatives. Such commitments amounted to $87,000 and $245,000 in 1998 and 1999, respectively.

    The Company has entered into a services agreement with Microsoft whereby Microsoft will provide the Company with employee, administrative and operational services. Employee services will be provided until the earlier of May 20, 2000 or upon notice by the Company that employee services are no longer required. Administrative and operational services will be provided until December 31, 2000 but the parties may agree to extend the expiration date. Fees will be paid to Microsoft for the services under this agreement on either an estimated or actual cost reimbursement, including any sales and occupancy taxes. Minimum payments are approximately $365,000 per month. In addition, the Company will be obligated to pay additional amounts based on its headcount and usage of services.

    The Company has entered into a five-year carriage and cross promotion agreement with Microsoft under which the Company will receive premium placement on Microsoft's MSN.com website, the Hotmail email service and the WebTV platform. Under the terms of the agreement, Microsoft is able to generate revenues by selling up to 52.0 million banner advertisements on the Company's website during the first year of this agreement and up to 57.2 million banner advertisements during the second year of the agreement. The Company will pay Microsoft a flat annual fee of $2.0 million in fiscal 2000 and $2.2 million in fiscal 2001 as well as incentive fees to the extent that the number of completed airline transactions from the MSN.com website exceeds the Company's forecasts. The fees and terms of sale of banner advertisements will depend on agreement between the parties for the remaining three years under this agreement.

    On October 13, 1999, Priceline.com Incorporated filed a lawsuit against Microsoft and the Company alleging patent infringement and use of unfair and deceptive acts. The lawsuit seeks unspecified damages, including treble and punitive damages, an injunction against further alleged infringement and from continuing to operate the Company's Hotel Price Matcher or any similar service, among other items. Since the lawsuit was recently filed and discovery has not yet commenced, the Company is unable to estimate the likelihood of an adverse result or range of possible loss relating to this matter. However, the Company does not believe this claim has merit and intends to vigorously defend against this lawsuit.

    On October 7, 1999, Reed Elsevier Inc. filed a lawsuit against Microsoft and the Company alleging a material breach of an agreement between Microsoft and Reed Elsevier, Inc. The suit alleges conversion and misappropriation of Reed Elsevier Inc.'s proprietary database, unfair competition, breach of implied covenant of good faith and fair dealing and interference with a business relationship. The suit seeks unspecified damages, including punitive and permanent injunction requiring compliance with the agreement, among other items. Since the lawsuit was recently filed and discovery has not yet commenced, the Company is unable to estimate the likelihood of an adverse result or the range of possible loss relating to this matter. We intend to vigorously defend ourselves in this lawsuit and do not expect the outcome of this lawsuit to have a material adverse effect on our business.

    The Company is also subject to various legal proceedings and claims that arise in the ordinary course of business.

INSIDE BACK COVER

[ARTWORK]

A Global Marketplace, A Local Presence

[screenshot of the front page of Expedia.de, our localized website in Germany]

Customized to Local Needs
Localized versions of Expedia's websites accommodate not only differences in language and culture, but also differences in travel purchase behavior and supplier inventory preferences.

Vacation Package Database
Expedia provides European customers with an interface to a third-party database of packaged tour inventory.

Negotiated Fares
We offer fares negotiated with airlines by our local travel partners and integrate negotiated and published fares in a single display on our website.

Localized Editorial Content
The editorial advice and feature articles offered on our international sites are developed with a local point of view.

International Strategic Partners
Expedia has developed strategic relationships in Germany, the United Kingdom and Canada to provide complete localized services.

Localized Customer Service
Our customer service is provided by our locally-based partners and is tailored to the needs of travelers in particular regions of the world.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                ---------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary..................................................................   3
Risk Factors.............................................................   8
Use of Proceeds..........................................................  21
Dividend Policy..........................................................  21
Capitalization...........................................................  22
Dilution.................................................................  23
Selected Financial Data..................................................  24
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  25
Business.................................................................  34
Management...............................................................  50
Certain Relationships and Related Transactions...........................  58
Principal Stockholder....................................................  62
Description of Capital Stock.............................................  63
Shares Eligible for Future Sale..........................................  65
Underwriting.............................................................  67
Validity of the Common Stock.............................................  69
Experts..................................................................  69
Where You Can Find More Information......................................  69
Index to Financial Statements............................................ F-1

                                ---------------

   Through and including      , 1999 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                             5,200,000 Shares

                                 Expedia, Inc.

                                 Common Stock


                                ---------------

                             [EXPEDIA, INC. LOGO]

                                ---------------

                       Joint Book-Running Managers

                             Goldman, Sachs & Co.
                          Morgan Stanley Dean Witter

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

                                                                       Amount
                                                                       To Be
                                                                        Paid
                                                                     ----------
      SEC Registration Fee.......................................... $   20,850
      NASD Filing Fee...............................................      8,000
      Nasdaq National Market Listing Fee............................     96,000
      Printing Fees and Expenses....................................    300,000
      Legal Fees and Expenses.......................................    400,000
      Accounting Fees and Expenses..................................    900,000
      Blue Sky Fees and Expenses....................................     15,000
      Transfer Agent and Registrar Fees.............................     15,000
      Miscellaneous.................................................     45,150
                                                                     ----------
        Total....................................................... $1,800,000
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Article VII of our Articles of Incorporation authorizes us to indemnify any present or former director or officer to the fullest extent not prohibited by the Washington Business Corporation Act ("WBCA") or other applicable law now or hereafter in force. Chapter 23B.08.510 and .570 of the WBCA authorizes a corporation to indemnify its directors, officers, employees, or agents in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including provisions permitting advances for expenses incurred, arising under the Securities Act.

   In addition, we intend to either maintain our own or receive coverage under Microsoft's directors' and officers' liability insurance under which our directors and officers are insured against loss, as defined in the policy, as a result of claims brought against them for their wrongful acts in such capacities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     (a) (i) On October 1, 1999, Expedia issued to Microsoft 33,000,000 shares of common stock in exchange for assets relating to Expedia's operations.

     (ii) As of the date of this offering, Expedia will grant options under its 1999 Stock Option Plan for new Expedia employees who were not previously employed by Microsoft and in order to grant new options and to replace the unvested Microsoft options of Expedia employees who were previously employed by Microsoft.

   (b) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a).

    The issuance described in Item 15(a)(i) was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) thereof as a transaction by an issuer not involving any public offering. The issuances described in Item 15(a)(ii) was deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated thereunder in that they were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation, as provided by Rule 701. In addition, such issuances were deemed to be exempt from registration under Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends where affixed to the securities issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Company.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

 Exhibit
 Number                                Description
 -------                               -----------
   1.1   Form of Underwriting Agreement

   1.2   Form of International Underwriting Agreement

   3.1   Articles of Incorporation of the Registrant+

   3.2   Articles of Amendment to Articles of Incorporation dated September 22,
         1999+

   3.2.1 Articles of Amendment to Articles of Incorporation dated October 25,
         1999

   3.3   Bylaws of the Registrant+

   4.1   Form of the Registrant's Common Stock Certificate

   5.1   Opinion of Preston Gates & Ellis LLP

  10.1   Contribution Agreement between Expedia, Inc. and Microsoft
         Corporation, effective October 1, 1999

  10.2 Services Agreement between Expedia, Inc. and Microsoft Corporation, effective October 1, 1999

  10.3 License Agreement between Expedia, Inc. and Microsoft Corporation, effective October 1, 1999

  10.4   Map Server License Agreement between Expedia, Inc. and Microsoft
         Corporation, effective October 1, 1999

  10.5   Form of Carriage and Cross Promotion Agreement between Expedia, Inc.
         and Microsoft Corporation, effective October 1, 1999

  10.6   Tax Allocation Agreement between Expedia, Inc. and Microsoft
         Corporation, effective October 1, 1999

  10.7 Shareholder Agreement between Expedia, Inc. and Microsoft Corporation, effective October 1, 1999

  10.8   CRS Marketing, Services and Development Agreement between Microsoft
         Corporation and Worldspan, L.P., dated December 15, 1995 and last amended on April 1, 1999*+

  10.9   Service Agreement between Microsoft Corporation and World Travel
         Partners, L.P., dated October 9, 1996 and amended on April 1, 1999*+

  10.10  Form of 1999 Stock Option Plan

  10.11  1999 Employee Stock Purchase Plan

 Exhibit
 Number                             Description
 -------                            -----------

  10.12  1999 Directors' Stock Option Plan

  10.13  Form of Employment Agreement between Expedia, Inc. and Richard N.
         Barton

  23.1   Consent of Deloitte & Touche LLP, Independent Auditors

  23.2   Consent of Counsel (included in Exhibit 5.1)

  27.1   Financial Data Schedule

  99.1   Consent of Person About to Become Director for Brad Chase+

  99.2   Consent of Person About to Become Director for Gerald Grinstein+

  99.3   Consent of Person About to Become Director for Richard N. Nanula+

         Consent of Person About to Become a Director for Laurie McDonald
  99.4   Jonsson

--------

+   Previously filed

* Confidential treatment requested for portions of this agreement pursuant to Rule 406 of the Securities Act

  (b) Financial Statement Schedules

    Not applicable.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1), or
  (4), or 497(h) under the Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redmond, State of Washington, on the 26th day of October 1999.

                                          Expedia, Inc.

                                                 /s/ Richard N. Barton
                                          By: _________________________________
                                                     Richard N. Barton
                                               President and Chief Executive
                                                          Officer


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

      /s/ Richard N. Barton            President, Chief Executive  October 26, 1999
______________________________________  Officer and Director
          Richard N. Barton             (Principal Executive
                                        Officer)

                  *                    Vice President and Chief    October 26, 1999
______________________________________  Financial Officer
          Gregory S. Stanger            (Principal Financial and
                                        Accounting Officer)

                  *                    Chairman of the Board       October 26, 1999
______________________________________
          Gregory B. Maffei

      /s/ Richard N. Barton
*By: _________________________________
          Richard N. Barton
           Attorney-in-fact

                                 EXHIBIT INDEX

   1.1  Form of Underwriting Agreement

   1.2  Form of International Underwriting Agreement

   3.1  Articles of Incorporation of the Registrant+

   3.2  Articles of Amendment to Articles of Incorporation dated September 22,
        1999+

 3.2.1  Articles of Amendment to Articles of Incorporation dated October 25,
        1999

   3.3  Bylaws of the Registrant+

   4.1  Form of the Registrant's Common Stock Certificate

   5.1  Opinion of Preston Gates & Ellis LLP

  10.1 Contribution Agreement between Expedia, Inc. and Microsoft Corporation, effective October 1, 1999

  10.2 Services Agreement between Expedia, Inc. and Microsoft Corporation, effective October 1, 1999

  10.3 License Agreement between Expedia, Inc. and Microsoft Corporation, effective October 1, 1999

  10.4  Map Server License Agreement between Expedia, Inc. and Microsoft
        Corporation, effective October 1, 1999

  10.5  Form of Carriage and Cross Promotion Agreement between Expedia, Inc.
        and Microsoft Corporation, effective October 1, 1999

  10.6  Tax Allocation Agreement between Expedia, Inc. and Microsoft
        Corporation, effective October 1, 1999

  10.7 Shareholder Agreement between Expedia, Inc. and Microsoft Corporation, effective October 1, 1999

  10.8  CRS Marketing, Services and Development Agreement between Microsoft
        Corporation and Worldspan, L.P., dated December 15, 1995 and last amended on April 1, 1999*+

  10.9  Service Agreement between Microsoft Corporation and World Travel
        Partners, L.P., dated October 9, 1996 and amended on April 1, 1999*+

  10.10 Form of 1999 Stock Option Plan

  10.11 1999 Employee Stock Purchase Plan

  10.12 1999 Directors' Stock Option Plan

  10.13 Form of Employment Agreement between Expedia, Inc. and Richard N.
        Barton

  23.1  Consent of Deloitte & Touche LLP, Independent Auditors

  23.2  Consent of Counsel (included in Exhibit 5.1)

  27.1  Financial Data Schedule

  99.1  Consent of Person About to Become Director for Brad Chase+

  99.2  Consent of Person About to Become Director for Gerald Grinstein+

  99.3  Consent of Person About to Become Director for Richard N. Nanula+

        Consent of Person About to Become a Director for Laurie McDonald
  99.4  Jonsson

--------

+   Previously filed

* Confidential treatment requested for portions of this agreement pursuant to Rule 406 of the Securities Act